                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-51395

PROSPECTUS

                                3,000,000 Shares

                                  [NEON LOGO]

                                  Common Stock
                            -----------------------
          Of the 3,000,000 shares of Common Stock offered hereby, 1,928,500 shares are being sold by New Era of Networks, Inc. ("NEON" or the "Company") and 1,071,500 shares are being sold by the Selling Stockholders. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Company's Common Stock is quoted on the NASDAQ National Market under the symbol "NEON." On May 19, 1998, the last reported sale price of the Common Stock was $23.00 per share. See "Price Range of Common Stock."

          The Common Stock offered hereby involves a high degree of risk. See "Risk Factors," beginning on page 6.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=========================================================================================================================
                                    Price to        Underwriting Discounts       Proceeds to        Proceeds to Selling
                                     Public          and Commissions [1]         Company [2]            Stockholders
-------------------------------------------------------------------------------------------------------------------------
Per Share.....................       $22.75                 $1.19                   $21.56                 $21.56
-------------------------------------------------------------------------------------------------------------------------
Total [3].....................     $68,250,000            $3,570,000             $41,578,460            $23,101,540
=========================================================================================================================

1. For information regarding indemnification of the Underwriters, see "Underwriting."
2. Before deducting expenses of the offering payable by the Company, estimated at $500,000.
3. The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public will be $78,487,500, the Underwriters' Discounts and Commissions will be $4,105,500 and the Proceeds to Company will be $51,280,460 and the proceeds to the Selling Stockholders will be $23,101,540. See "Underwriting."
                            -----------------------
     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and are subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares will be made through the offices of UBS Securities LLC, 299 Park Avenue, New York, New York, on or about May 26, 1998.
                            -----------------------
UBS SECURITIES                                      SBC WARBURG DILLON READ INC.
COWEN & COMPANY
                        SOUNDVIEW FINANCIAL GROUP, INC.
                                                    VOLPE BROWN WHELAN & COMPANY
May 20, 1998

                             DESCRIPTION OF ARTWORK

Inside Front cover

     Application Integration - The NEONet Solution: explains Integrating applications for Business; Easy Integration Within Networks; Guaranteed Transaction Delivery; Intelligent, Realtime Transaction Routing and; Data Transformation.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Left Gatefold - Top

     A chart titled "The Problem: Unintegrated Applications" demonstrating three distinct application systems: legacy data-base, internet, and Client/Server application.

Right Gatefold - Top

     A chart titled "Interapplication Spaghetti" demonstrating a host of difference application systems with many arrows in between each one.

Gatefold - Middle Bottom

     A chart titled "The NEON Solution: showing a graphical depiction of the NEONet rules engine between disparate application systems.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     New Era of Networks, Inc. ("NEON" or the "Company") develops, markets and supports enterprise application integration ("EAI") software and services. The Company's architectural platform, NEONet, provides organizations with a structured software platform for the rapid and efficient integration and ongoing maintenance of disparate systems and applications across the enterprise. NEON's packaged software solutions support EAI across popular hardware platforms, operating systems, and database types. The NEONet architecture consists of four product categories: Enterprise Integration Engine, Enterprise Business Applications, Application Integration Libraries and Tools and Utilities. With the acquisition of Menhir Limited ("Menhir") in September 1997, the Company increased its international presence and added to its product portfolio Rapport, a customer management and contact information system developed primarily for the banking industry.

     Organizations are increasingly seeking to integrate powerful new software applications that operate across the enterprise and also serve as interfaces to customers and suppliers. At the same time, organizations are seeking to better leverage their existing information systems and take advantage of their prior technology investments by integrating previously independent application systems and databases. Effective application integration strategies are critical to an organization's ability to respond to changing market demands, seize new market opportunities, improve customer service and realize planned improvements in business processes. Organizations have historically addressed the need to integrate applications through a number of limited integration techniques, typically implemented in an ad hoc manner, addressing specific integration requirements as they arise over time. Accordingly, traditional techniques generally require extensive manual custom software coding, provide limited functionality, flexibility and scaleability, and require a costly and burdensome ongoing maintenance process. According to Gartner Group, Inc., an information technology industry research firm, 35% to 40% of all programming effort in a typical organization is devoted to developing and maintaining the extract and update programs whose only purpose is to transfer information between different databases. The Gartner Group refers to the complex morass of individual unstructured integration among disparate applications as "interapplication spaghetti."

     In January 1996, the Company introduced NEONet, an integrated solution that addresses the interapplication spaghetti problem and provides a scaleable infrastructure that supports rapid and efficient updates to integration implementations. The NEONet solution provides a comprehensive platform for EAI, including a family of software products for high-quality, high-performance development and ongoing management of application integration among disparate systems. NEONet consists of the following four main product categories for Enterprise Application Integration: (i) Enterprise Integration Engine, MQIntegrator, provides a robust messaging and queuing foundation that supports asynchronous interprocess and cross-platform communication, delivering superior synchronization and recoverability; (ii) Business Applications provide a comprehensive set of software solutions that enable applications to interoperate seamlessly, easily and efficiently; (iii) Application Integration Libraries pre-load leading packaged software format libraries from specific packaged applications into the Formatter, further enhancing the ease of installing and integrity of these applications; (iv) Tools and Utilities provide several extension tools and utilities to facilitate EAI, including NEONweb, NEONreplication, NEONmsgtrak and NEONaccess.

     NEON's objective is to establish NEONet as the leading standard for application integration across the enterprise. Key elements of the Company's strategy include leveraging strategic relationships, expanding into additional vertical markets, developing cross-industry applications, expanding global sales capabilities and maintaining technological leadership. Through March 31, 1998, the Company shipped products or provided services to approximately 160 customers worldwide. Representative customers of the Company include Abbey National Treasury Services, Aetna, Inc., Chase Manhattan Bank, CIGNA Corporation, Citibank, Disclosure Incorporated, Discover Brokerage Direct, Eaton Corporation, GTE Corporation, JP Morgan & Co., Merrill

Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Physicians Computer Network, Monsanto Company, State Street Global Advisors, and Sumitomo Bank of California. As part of its strategy, the Company has established reseller and joint marketing relationships with IBM, PeopleSoft, Inc., Candle Corporation, Sun Microsystems, Inc., Hewlett-Packard Company, SAP AG, Ernst & Young, SunGard Financial Systems, Scopus Technology, Inc., Oracle Corporation, Tandem/Compaq and NIWS (Japan).

     The Company was incorporated in Illinois in June 1993, commenced operations in January 1994, and was reincorporated in Delaware in December 1995. Unless the context otherwise requires, references in this Prospectus to "NEON" or the "Company" refer to New Era of Networks, Inc., a Delaware corporation and its subsidiaries. The Company's principal executive offices are located at 7400 East Orchard Road, Suite 230, Englewood, Colorado 80111. Its telephone number is
(303) 694-3933.

                                  THE OFFERING

Common Stock Offered by the Company.................  1,928,500 shares
Common Stock Offered by the Selling Stockholders....  1,071,500 shares
Common Stock to be Outstanding after the Offering...  11,142,166 shares(1)
Use of proceeds.....................................  General corporate purposes, including working capital. See "Use of Proceeds."
NASDAQ National Market Symbol.......................  NEON
Risk Factors........................................  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

---------------

(1) Based upon shares outstanding as of March 31, 1998 (assuming no exercise of options after March 31, 1998). Excludes (i) 2,649,999 shares of Common Stock reserved for issuance pursuant to the Company's employee benefit plans, under which options to purchase 2,177,985 shares of Common Stock were outstanding as of March 31, 1998 at a weighted average exercise price of $9.09.
                             ---------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                        THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,              MARCH 31,
                                                  ---------------------------------   ----------------------
                                                    1995        1996       1997(1)      1997         1998
                                                  ---------   ---------   ---------   ---------   ----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues:
    Software licenses...........................  $      --   $   3,383   $  15,970   $   2,447   $    6,573
    Services and maintenance....................      1,271       3,762       6,676       1,227        3,009
                                                    -------     -------     -------     -------      -------
  Total revenues................................      1,271       7,145      22,646       3,674        9,582
  Cost of revenues..............................        751       3,328       5,343       1,050        1,748
                                                    -------     -------     -------     -------      -------
    Gross profit................................        520       3,817      17,303       2,624        7,834
  Income (loss) from operations.................     (1,490)     (5,733)     (4,251)       (783)         496
  Net income (loss).............................  $  (1,503)  $  (5,672)  $  (3,507)  $    (784)  $      792
                                                    =======     =======     =======     =======      =======
  Net income (loss) per common share, basic.....  $   (1.15)  $   (4.19)  $   (0.64)  $   (0.57)  $     0.09
                                                    =======     =======     =======     =======      =======
  Net income (loss) per common share, diluted...  $   (1.15)  $   (4.19)  $   (0.64)  $   (0.57)  $     0.08
                                                    =======     =======     =======     =======      =======
  Weighted average shares of Common Stock
    outstanding, basic(2).......................  1,308,997   1,353,276   5,479,151   1,375,606    9,154,642
  Weighted average shares of Common Stock
    outstanding, diluted(2).....................  1,308,997   1,353,276   5,479,151   1,375,606   10,166,297

                                                              DECEMBER 31, 1997         MARCH 31, 1998
                                                              -----------------    -------------------------
                                                                                   ACTUAL     AS ADJUSTED(3)
                                                                                   -------    --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........       $22,724         $21,032       $62,102
  Working capital...........................................        30,987          31,827        72,897
  Total assets..............................................        40,229          40,846        81,916
  Stockholders' equity......................................        34,731          36,354        77,424

---------------

(1) Results include a $2.6 million charge for acquired in-process research and development.

(2) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the weighted average common shares outstanding used to compute net income
    (loss) per share.

(3) Reflects the sale of 1,928,500 shares of Common Stock offered by the Company hereby at the public offering price of $22.75 per share, after deducting underwriting discounts and commissions and estimated offering costs payable by the Company, and the application of the net proceeds therefrom. See "Capitalization" and "Use of Proceeds."
                          ---------------------------

     Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

     This Prospectus includes trademarks of the Company and other companies.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, investors should carefully consider the following risk factors before making an investment decision concerning the Common Stock. All statements, trend analysis and other information contained in this Prospectus relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Uncertainty of Future Operating Results; Lengthy Sales Cycle; Fluctuations in Quarterly Results. Although the Company has experienced significant revenue growth in recent periods, such growth rates will not be sustainable and are not necessarily indicative of future operating results and operating margins. The Company's quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. Future operating results will depend on many factors, including, among others, the growth of the EAI software market, the size and timing of software licenses, the delay or deferral of customer implementations, the ability of the Company to maintain or increase market demand for the Company's products, the timing of new product announcements and releases by the Company, competition by existing and emerging competitors in the application integration software market, the ability of the Company to expand its direct sales force and develop indirect distribution channels, the Company's success in developing and marketing new products and controlling costs, budgeting cycles of customers, product life cycles, software defects and other product quality problems, the mix of products and services sold, decreased margins associated with higher expenses of subcontract labor, international operations, uncertainties in revenue recognition associated with adoption of Statement of Position ("SOP") 97-2, and general domestic and international economic and political conditions. A significant portion of the Company's revenues has been, and the Company believes will continue to be, derived from a small number of relatively large customer contracts or arrangements, and the timing of revenue recognition from such contracts and arrangements has caused and may continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. For example, in the fourth quarter of 1997 the Company's largest customer accounted for approximately 14% of the Company's total revenues, and in the first quarter of 1998 its largest customer accounted for approximately 10% of the Company's total revenues. See
"-- Customer Concentration; Dependence Upon Financial Institutions Industry; Risks of New Targeted Market Segments." Quarterly revenues and operating results typically depend upon the volume and timing of customer contracts received during a given quarter, and the percentage of each contract which the Company is able to recognize as revenue during each quarter, each of which is difficult to forecast. In addition, as is common in the software industry, a substantial portion of the Company's revenues in a given quarter historically have been recorded in the third month of that quarter, with a concentration of such revenues in the last two weeks of the third month. To the extent this trend continues, any failure or delay in the closing of orders during the last part of any given quarter will have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the timing of license revenue is difficult to predict because of the length and variability of the Company's sales cycle. The purchase of the Company's products by its customers typically involves a significant technical evaluation and commitment of capital and other resources, with the attendant delays frequently associated with customers' internal procedures to approve large capital expenditures and to test, implement and accept new technologies that affect key operations. This evaluation process frequently results in a lengthy sales process of several months and subjects the sales cycle associated with the purchase of the Company's products to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews. The length of the Company's sales cycle may vary substantially from customer to customer, particularly for customers within different vertical market segments. See "Business -- Sales and Marketing." The Company's operating expense levels are relatively fixed and are based in part on expectations of future revenues. Consequently, any delay in the recognition of revenue from quarter to quarter could result in operating losses. To the extent that such operating expenses precede, or are not subsequently followed by, increased revenues, the Company's operating results would be materially adversely affected.

     As a result of these and other factors, the Company believes that period-to-period comparisons of its historical results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. It is possible that the Company's future quarterly operating results from time to time may not meet the expectations of stock market analysts or investors, which would likely have an adverse effect on the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Limited Operating History; History of Operating Losses; Accumulated Deficit. The Company was formed in 1993, and installed NEONet at its first customer site in January 1996. The Company commenced shipment of its principal product, NEONet, in July 1996. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. Prior to 1996, the Company recorded only nominal product revenue, and the Company has not been profitable on an annual basis. At March 31, 1998, the Company had an accumulated deficit of approximately $10.7 million. The Company's prospects must be evaluated in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stage of their development. The new and rapidly evolving markets in which the Company operates makes these risks, uncertainties, expenses and difficulties particularly pronounced. In order to address these risks and uncertainties the Company must, among other things, successfully implement its sales and marketing strategy, expand its direct sales channels, develop its indirect distribution channels, respond to competitive and other developments in the application integration software market, attract and retain qualified personnel, continue to develop and upgrade its products and technology more rapidly than competitors, and commercialize its products and services that incorporate existing and future technologies. There can be no assurance that the Company will be able to successfully implement any of its strategies or successfully address these risks and uncertainties, or that the Company will be profitable in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Customer Concentration; Dependence Upon Financial Institutions Industry; Risks of New Targeted Market Segments. In fiscal 1997, the Company's top ten customers accounted for 56% of total revenues. For the quarter ended December 31, 1997 and the first quarter of 1998, the Company's largest customer accounted for approximately 14% and 10%, respectively, of the Company's total revenues. In addition, to date the Company's revenues have been derived primarily from sales to large banks and financial institutions, which accounted for 72% of total revenues for the year ended December 31, 1997. In the first quarter of 1998, sales to banks and financial institutions accounted for approximately 44% of total revenues. This decline in the concentration of sales to banks and financial institutions was primarily the result of an increase in indirect channel license revenues, which accounted for 32% of total revenues in the first quarter of 1998. There can be no assurance that these customers or other customers of the Company will continue to purchase the Company's products in the future. The Company's failure to add new customers that make significant purchases of the Company's products and services would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company has limited experience in marketing its products to customers outside of the financial institutions industry. The additional market segments currently targeted by the Company are likely to have significantly different market characteristics than the financial institutions segment, and licensing NEONet products in such other segments may require pricing structures, sales methods, sales personnel, consulting services and customer support that differ from those previously used by the Company. There can be no assurance that the Company will be successful in achieving significant market acceptance or penetration in the additional segments targeted by the Company. If the Company is unsuccessful in penetrating additional vertical market segments, its future growth, financial condition and results of operations will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

     Product Concentration. A substantial portion of the Company's revenues have been attributable to licenses of NEONet and related services. The Company currently expects that revenues attributable to NEONet and related services will continue to account for a substantial majority of the Company's revenues at least through 1998. Accordingly, the Company's future operating results will be dependent upon the level of market acceptance of, and demand for, NEONet. The Company's future performance will, to a large extent, depend upon the successful development, introduction and customer acceptance of new and enhanced releases of NEONet and other products. There can be no assurance that the Company's products will achieve continued market acceptance or that the Company will be successful in marketing any new or enhanced products. In the event that the Company's current or future competitors release new products that have more advanced features, offer better performance or are more price competitive than NEONet, demand for the Company's products may decline. A decline in demand for NEONet as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Services" and "Business -- Research and Development."

     Integration of Acquisitions and Joint Ventures. In September 1997, the Company acquired Menhir through its wholly-owned subsidiary, New Era of Networks Limited, and may from time to time acquire companies with complementary products and services in the application integration or other related software markets. The Company's acquisition of Menhir will, and any future acquisitions may expose the Company to increased risks, including those associated with the assimilation of new operations and personnel, the diversion of financial and management resources from existing operations, and the inability of management to successfully integrate acquired businesses, personnel and technologies. Furthermore, there can be no assurance that the Company will be able to generate sufficient revenues from any such acquisition to offset associated acquisition costs, or that the Company will be able to maintain uniform standards of quality and service, controls, procedures and policies, which may result in the impairment of relationships with customers, employees, and new management personnel. Certain acquisitions may also result in additional stock issuances which could be dilutive to the Company's stockholders. The Company may also evaluate, on a case-by-case basis, joint venture relationships with complementary businesses. Any such joint venture investment would involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of resources, the inability to generate sufficient revenues, the management of relationships with third parties, and potential additional expenses, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Risks Associated with Expanding Distribution; Indirect Distribution Channel Risks. To date, the Company has sold its products primarily through the Company's direct sales force and has supported its customers with its technical and customer support staff. The Company's commissioned sales force has increased from one person in January 1996 to 25 people as of March 31, 1998. The Company's ability to achieve significant revenue growth in the future will depend in large part on its ability to recruit and train sufficient direct sales, technical and customer personnel, particularly additional sales personnel focusing on the new vertical market segments targeted by the Company's marketing strategy. The Company has at times experienced and continues to experience difficulty in recruiting qualified sales, technical and support personnel. The inability of the Company to rapidly and effectively expand its direct sales force and its technical and support staff could materially adversely affect the Company's business, financial condition and operating results.

     The Company believes that future growth also will depend upon its success in developing and maintaining strategic relationships with distributors, resellers, and systems integrators. The Company's strategy is to continue to increase the proportion of customers served through these indirect channels. Although sales through indirect channels accounted for less than 10% of total revenues in 1997, indirect sales increased to approximately 15% of total revenues in the fourth quarter of 1997 and to approximately 32% in the first quarter of 1998. The Company is currently investing, and plans to continue to invest, significant resources to develop the indirect channel, which could adversely affect the Company's operating results if the Company's efforts do not generate license and service revenues necessary to offset such investment. The Company's inability to recruit and retain qualified distributors, resellers and systems integrators could adversely affect the Company's results of operations. The Company's success in selling into indirect distribution channels could also adversely affect the Company's average selling prices and result in lower gross margins, since lower unit prices are typically charged on sales through indirect channels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations;" and "Business -- Sales and Marketing."

     Risks Associated with International Operations. Sales of the Company's products outside of North America in the fourth quarter of 1997 and the first quarter of 1998 represented approximately 29% and 34%, respectively, of total revenues, as compared with approximately 28% in fiscal year 1997. The Company continues to expand its international operations, and these efforts require significant management attention and financial resources, as well as the development of international versions of the Company's products. The Company has committed resources to the opening of international sales offices and the expansion of international sales and support channels. There can be no assurance that the Company's efforts to develop and expand international sales and support channels will be successful. International sales are subject to a number of risks, including longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing foreign operations, the burden of complying with a variety of foreign laws, greater difficulty in accounts receivable collection, potentially adverse tax consequences, currency fluctuations, the imposition of currency exchange or price controls, and political and economic instability abroad. Additionally, intellectual property may be more difficult to protect outside of the United States. If the Company increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the market for application integration software outside of North America is not as developed and there can be no assurance that it will grow at the same rate as in North America or that, if it does develop rapidly, the Company will be successful in such international markets.

     Competition. The market for the Company's products is intensely competitive and is expected to become increasingly competitive as current competitors expand their product offerings and new competitors enter the market. The Company's current competitors include a number of companies offering one or more solutions to the application integration problem, some of which are directly competitive with the Company's products.

     To date, the Company has faced competition and sales resistance from the internal information technology departments of potential customers that have developed or may develop in-house systems that may substitute for those offered by the Company. The Company expects that internally developed application integration systems will continue to be a principal source of competition for the foreseeable future. In particular, the Company has had difficulties making sales to organizations whose internal development groups have already progressed significantly toward completion of systems that the Company's products might replace, or where the underlying technologies used by such groups differ fundamentally from the Company's products.

     The Company's competitors also include software vendors targeting the enterprise-wide application integration market through various technological solutions. For example, Microsoft, BEA Systems and others provide messaging and queuing solutions that compete with the NEONet Messaging and Queuing module. In the future these vendors could elect to provide a more complete integration solution that would also compete with NEONet's dynamic formatting and rules-based engine modules. In addition, a large number of other companies provide alternative solutions to application integration utilizing other technologies such as data synchronization, transaction monitoring, and subject-based publish/subscribe messaging systems. The Company also faces competition from relational database vendors such as Oracle, Informix, Sybase and Microsoft. In addition, NEON faces competition from vendors offering EAI capabilities, including TSI International Software Ltd., Active Software and Vitria Technology, Inc.

     The Company also may face competition from system integrators and professional service organizations which design and develop custom systems and perform custom integration. Certain of these firms may possess industry specific expertise or reputations among potential customers for offering enterprise solutions to application integration needs. These systems integrators and consulting firms can be resellers of the Company's products and may engage in joint marketing and sales efforts with the Company. The Company relies upon such firms for recommendations of NEONet products during the evaluation stage of the purchase process, as well as for implementation and customer support services. These systems integrators and consulting firms may have similar, and often more established, relationships with the Company's competitors, and there can be no assurance that these firms will not market or recommend software products competitive with the Company's products.

     Most of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than the Company. In addition, many of the Company's competitors have well-established relationships with current and potential customers of the Company, have extensive knowledge of the application integration industry, and are capable of offering a single-vendor solution. As a result, the Company's competitors may be in a better position than the Company to devote significant resources toward the development, promotion and sale of their products and to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that the competition will increase as a result of software industry consolidations. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not materially adversely affect its business, financial condition and results of operations. See "Business -- Competition."

     Fixed-Price Development and Service Contracts. The Company offers development and consulting services to its customers. Typically, the Company enters into service agreements with its customers on a "time and materials" basis. Certain customers have asked for, and the Company has from time to time entered into, fixed-price service contracts. These contracts may specify certain milestones to be met by the Company regardless of actual costs incurred by the Company in fulfilling these obligations. Certain of these fixed price contracts provide for significant potential revenue, which if not completed in a timely manner would delay the timing of or reduce the total amount of revenue recognized by the Company. Such delay or reduction could have a material adverse effect on the Company's financial results. There can be no assurance that the Company can successfully complete these contracts on budget, and the Company's inability to do so could have a material adverse effect on its business, financial condition and results of operations.

     Management of Growth. The Company is currently experiencing a period of rapid growth that has placed and is expected to continue to place a strain on the Company's administrative, financial and operational resources. From January 1, 1996 through March 31, 1998, the size of the Company's staff increased from 35 to 255 full time equivalent employees. Except for George F. (Rick) Adam, Jr., the Company's Chief Executive Officer, and Harold A. Piskiel, the Company's Chief Technology Officer, all of the Company's senior management joined the Company in 1996 or 1997. In addition, the Company has expanded geographically by adding sales personnel in New York City, Chicago, San Francisco, Philadelphia, Boston, Atlanta, London, England and Sydney, Australia. The Company may further expand into these regions or into others through internal growth or through acquisitions of related companies and technologies. Such expansion may strain management's ability to successfully integrate its operations throughout these regions. Any additional growth within a short time period may divert management attention from day-to-day operations, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial and management controls, reporting systems and procedures, to install new management information and control systems and to expand, train, motivate and manage its work force. In particular, the Company is currently migrating its existing accounting software to a packaged application, which will allow greater flexibility in reporting and tracking results. There can be no assurance that the Company will install such software package in an efficient and timely manner or that the new systems will be adequate to support the Company's level of operations. If the Company's management is unable to manage growth effectively and new employees are unable to achieve targeted performance levels, the Company's business, financial condition and results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence Upon Emerging Market for Application Integration Software. Substantially all of the Company's revenues to date have been attributable to sales of application integration software products and services, and the Company expects that substantially all revenues in the foreseeable future will be derived from such products. The market for application integration software is relatively new and emerging. The Company's future financial performance will depend, to a large extent, on continued growth in the number of organizations demanding software and services for application integration and seeking outside vendors to develop, manage and maintain the integration software used for their mission-critical applications. Many potential customers for third-party application integration software have made significant investments in internally developed integration systems, and are highly dependent upon the continued use of such internally developed systems. The dependence of organizations on such internally developed systems coupled with the significant costs required to shift to third-party products may substantially inhibit future demand for third-party application integration software products, such as those offered by the Company. There can be no assurance that the market for application integration software products and services will continue to grow. If the application integration market fails to grow or grows more slowly than the Company currently anticipates, the Company's business, financial condition and results of operations would be materially adversely affected.

     The Company intends to continue to devote considerable resources educating potential customers about application integration software. Even if a sizable market for third-party application integration continues to develop, there can be no assurance that such expenditures or any other marketing efforts will enable the Company's products to achieve or sustain significant market acceptance. If the Company is unsuccessful in establishing broad market acceptance for its current and future products, the Company's future growth, financial condition and results of operations will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Research and Development."

     Rapid Technological Change; Platform Coverage; Dependence on New Products. The market in which the Company competes is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. The introduction of products incorporating new technologies and the emergence of shifting customer requirements, or changing industry standards, could render certain of the Company's existing products obsolete. The technological life cycles of the Company's products are difficult to estimate, and may vary across vertical market segments. The Company's future success will depend upon its ability to continue to enhance its current product line and to continue to develop and introduce new products that keep pace with competitive and technological developments. Such developments will require the Company to continue to make substantial product development investments.

     The Company currently serves, and intends to continue to serve, a customer base with a wide variety of hardware, software, database, and networking platforms. To gain broad market acceptance, the Company believes that in the future it must support the NEONet product suite on a variety of platforms.

     The success of the Company's products will depend on various factors, including the ability to integrate the Company's products with multiple platforms as compared to competitive offerings, the portability of the Company's products, particularly the number of hardware platforms, operating systems and databases that the Company's products can source or target, the integration of additional software modules under development with existing products, and the Company's management of software development being performed by third-party developers. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to these technological changes, shifting customer tastes, or evolving industry standards, or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products. If the Company is unable to develop and introduce new products or enhancements of existing products in a timely manner or if the Company experiences delays in the commencement of commercial shipments of new products and enhancements, the Company's business, operating results and financial condition would be materially adversely affected. See "Business -- Technology."

     Risk of Software Defects. Software products as complex as those offered by the Company frequently contain undetected errors or defects, especially when first introduced or when new versions or enhancements are released. Testing of the Company's products is particularly challenging because it is difficult to simulate the wide variety of computer environments into which the Company's application integration software is deployed. Despite product testing by the Company and its customers, the Company has in the past shipped product releases of NEONet with some defects and has discovered other software errors in its products after their commercial shipment. There can be no assurance that, despite testing by the Company and by current and potential customers, defects and errors will not be found in new products or in new versions or enhancements of existing products after commencement of commercial shipments. Although defects have not materially and adversely affected the Company's operating results to date, any defects discovered in the future could result in adverse customer reaction, negative publicity regarding the Company, its products or delay in or failure to achieve market acceptance, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Business -- Research and Development."

     Dependence on Relationships with Complementary Vendors. The Company believes that, in order to provide competitive solutions for heterogeneous, open computing environments, it will be necessary to develop, maintain and enhance close relationships with a wide range of vendors, including database, ERP, supply chain and Electronic Data Interchange (EDI) software vendors, as well as hardware and operating system vendors. There can be no assurance that the Company will be able to maintain its existing relationships or develop additional relationships with such vendors. The Company's failure to do so could adversely affect the portability of the Company's products to existing and new platforms and databases and the timing of the release of new and enhanced products for the marketplace by the Company.

     Dependence on Key Personnel; Ability to Attract and Retain Personnel. The Company's future success will depend in large part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement. The loss of any of the Company's senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company's Chief Executive Officer, George F. (Rick) Adam and Harold A. Piskiel, Chief Technology Officer of the Company, would be difficult to replace. The Company's future success will depend in large part upon its ability to attract, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services offered by the Company and there can be no assurance that the Company will be able to continue to attract and retain sufficient numbers of highly skilled employees. Because of the complexity of the application integration software market, the Company has in the past experienced, and expects in the future to experience, a significant time lag between the date on which technical and sales personnel are hired and the time at which persons become fully productive. If the Company is unable to manage the post-sales process effectively, its ability to attract repeat sales or establish strong account references could be adversely affected, which may materially affect the Company's business, financial condition and results of operations. See "Management."

     Protection of Intellectual Property; Risks of Infringement. The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect its proprietary rights. The Company presently has no patents, but has three patent applications pending. Despite the Company's efforts to protect its proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. Moreover, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, attempts may be made to copy or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Accordingly, there can be no assurance that the Company will be able to protect its proprietary rights against unauthorized third-party copying or use, which could materially adversely affect the Company's business, operating results or financial condition. Moreover, there can be no assurance that others will not develop products that infringe the Company's proprietary rights, or that are similar or superior to those developed by the Company. Policing the unauthorized use of the Company's products is difficult and litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition or results of operations.

     There can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that application integration software developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. In this regard, the Company is aware that certain of its competitors have U.S. patents covering certain aspects of publish/ subscribe messaging systems. One of these competitors has invited the Company to consider discussing a license under its patent. The Company believes its NEONet product does not infringe any valid claim of any of these patents. However, any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect upon the Company's business, financial condition and operating results. There can be no assurance that such royalty or licensing agreements, if required, would be available on terms acceptable to the Company, or at all. Moreover, the cost of defending patent litigation could be substantial, regardless of the outcome. There can be no assurance that legal action claiming patent infringement will not be commenced against the Company, or that the Company would necessarily prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a patent claim against the Company was successful and the Company could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, the Company's business, financial condition and results of operations would be materially adversely affected.

     Product Liability. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of federal, state or local laws or unfavorable judicial decisions. Although the Company has not experienced any product liability claims to date, the license and support of the Company's software by the Company entails the risk of such claims. A successful product liability claim brought against the Company would have a material adverse effect on the Company's business, operating results and financial condition.

     Impact of the Year 2000 Issue. Many installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software products used by many companies may need to be upgraded to comply with such year 2000 requirements. The Company believes it is currently expending sufficient resources to review its products and services, as well as its internal management information system in order to identify and modify those products, services and systems that are not year 2000 compliant. The Company expects such modifications will be made on a timely basis and does not believe that the cost of such modifications will have a material effect on the Company's operating results. There can be no assurance, however, that the Company will be able to modify timely and successfully such products, services and systems to comply with the year 2000 requirements, which could have a material adverse effect on the Company's operating results. Moreover, the Company believes that some customers may be purchasing the Company's products as an interim solution to their year 2000 needs until their current suppliers reach compliance. Conversely, year 2000 issues could cause a significant number of companies, including current customers of the Company, to reevaluate their current system needs and as a result consider switching to other systems and suppliers. Any of the foregoing could result in a material adverse effect on the Company's business, operating results and financial condition. Furthermore, there can be no assurance that these or other factors relating to the year 2000 compliance issues, including litigation, will not have a material adverse effect on the Company's business, financial condition or results of operations.

     Control by Existing Stockholders. Upon completion of this offering, the directors, executive officers and principal stockholders of the Company and their affiliates will, in the aggregate, beneficially own 32% of the Company's outstanding Common Stock. As a result, these stockholders, acting together, will possess voting control over the Company, giving them the ability, among other things, to elect at least a majority of the Company's Board of Directors and to control the vote on significant corporate transactions. Such control could delay, defer or prevent a change in control of the Company, impede a merger, consolidation, takeover or other business combination involving the Company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. See "Management" and "Principal and Selling Stockholders."

     Effect of Certain Charter Provisions; Anti-Takeover Effects of Delaware Law. The Company's Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. In addition, the Company's

Bylaws and indemnity agreements provide that the Company will indemnify officers and directors against losses they may incur in legal proceedings resulting from their service to the Company. Further, certain provisions of the Company's charter documents and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may adversely affect the market price of the Company's Common Stock. Such provisions also may have the effect of preventing changes in the management of the Company. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."

     Shares Eligible for Future Sale. Upon completion of the offering, assuming the issuance of 1,928,500 shares of Common Stock offered by the Company hereby (not including an aggregate of 450,000 shares of Common Stock which may be exercised pursuant to an over-allotment option granted to the Underwriters and assuming no exercise of options outstanding as of March 31, 1998), the Company will have outstanding 11,142,166 shares of Common Stock. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act.

     Of the remaining 8,142,166 shares outstanding upon completion of the offering, 4,691,220 will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares") and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. Beginning on or about August 18, 1998 (90 days after the completion date of the offering), upon expiration of lock-up agreements between the representatives of the underwriters and officers, directors and certain stockholders of the Company, approximately 831,183 Shares will be eligible for immediate sale without restriction under Rule 144(k) and approximately 3,860,037 Shares will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to compliance with the volume limitations and other restrictions under Rule 144. In addition, a total of 2,333,333 shares of Common Stock reserved for issuance under the Company's 1995 Amended and Restated Stock Option Plan, of which options to purchase 2,126,320 shares of Common Stock were outstanding at March 31, 1998 (of these options, 342,793 were vested and exercisable as of March 31, 1998), a total of 216,666 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan of which 48,644 had been purchased as of March 31, 1998 and a total of 100,000 shares of Common Stock reserved for issuance under the Company's 1997 Director Stock Option Plan, of which options to purchase 51,665 shares were outstanding as of March 31, 1998. See "Shares Eligible for Future Sale."

     Volatility of Stock Price. The trading price of the Company's Common Stock has fluctuated significantly since the Company's initial public offering in June 1997. In addition, the trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,928,500 shares of Common Stock offered by the Company hereby are approximately $41.1 million at the public offering price of $22.75 per share (approximately $50.8 million if the Underwriters' over-allotment option is exercised in full), net of estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company expects to use the net proceeds of the Offering for general corporate purposes, including working capital. A portion of the net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Although the Company from time to time evaluates potential acquisitions of such businesses, products or technologies, and anticipates continuing to make such evaluations, the Company has no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies. Pending such uses, the proceeds will be invested in short-term interest-bearing securities and debt-instruments in compliance with the Company's investment policy. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

                                DIVIDEND POLICY

     The Company has never paid or declared any cash dividends. It is the present policy of the Company to retain earnings to finance the growth and development of the businesses and, therefore, the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock of the Company commenced trading publicly on the NASDAQ National Market on June 18, 1997 and is traded under the symbol "NEON." The following table sets forth the high and low sales prices of the Company's Common Stock as reported by the NASDAQ National Market for the periods indicated.

                                                               HIGH        LOW
                                                              -------    -------
1997
  Second Quarter (from June 18, 1997).......................  $ 17.25    $ 14.63
  Third Quarter.............................................    17.50      13.50
  Fourth Quarter............................................    14.50      10.75
1998
  First Quarter.............................................  $ 24.88    $  9.50
  Second Quarter (through May 19, 1998).....................    29.13      23.00

     On May 19, 1998, the last reported sale price of the Common Stock on the NASDAQ National Market was $23.00 per share. As of May 19, 1998, there were approximately 65 holders of record of the Company's Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis, and (ii) as adjusted to give effect to the sale by the Company of 1,928,500 shares of Common Stock offered by the Company at the public offering price of $22.75 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

                                                                  MARCH 31, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Stockholders' equity(1):
  Preferred stock, $.0001 par value; 2,000,000 shares
     authorized; none issued or outstanding.................  $     --     $     --
  Common stock, $.0001 par value; 45,000,000 shares
     authorized; 9,213,666 shares actual and 11,142,166
     shares, as adjusted, issued and outstanding............         1            1
  Additional paid-in-capital................................    47,033       88,103
  Accumulated deficit.......................................   (10,726)     (10,726)
  Cumulative translation adjustment.........................        46           46
                                                              --------     --------
          Total stockholders' equity........................  $ 36,354     $ 77,424
                                                              ========     ========

---------------

(1) Based upon shares outstanding as of March 31, 1998. Excludes (i) 2,649,999 shares of Common Stock reserved for issuance pursuant to the Company's employee benefit plans, under which options to purchase 2,177,985 shares of Common Stock were outstanding as of March 31, 1998, at a weighted average exercise price of $9.09 per share and (ii) 600,000 additional shares of Common Stock proposed to be reserved for issuance under the Company's employee benefit plans, subject to stockholder approval. See "Management -- Employee Benefit Plans" and Note 6 of Notes to Audited Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value of the Company as of March 31, 1998 was $35.7 million or $3.88 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 1,928,500 shares of Common Stock offered hereby at the public offering price of $22.75 per share (and after deduction of underwriting discounts and commissions and estimated offering expenses), the Company's net tangible book value at March 31, 1998 would have been $76.7 million or $6.89 per share. This represents an immediate increase in net tangible book value to existing stockholders of $3.01 per share and an immediate dilution to new investors of $15.86 per share.

     The following table illustrates the per share dilution:

Public offering price per share.............................           $  22.75
  Net tangible book value per share as of March 31, 1998....  $3.88
  Increase in net tangible book value per share attributable
     to new investors.......................................   3.01
                                                              -----
Net tangible book value per share after offering............               6.89
                                                                       --------
Dilution per share to new investors.........................           $  15.86
                                                                       ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto, and with Management's Discussion and Analysis of Financial Conditions and Results of Operations included elsewhere in this Prospectus. The consolidated financial statement data for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998 are derived from the Company's audited and unaudited Consolidated Financial Statements included elsewhere in this Prospectus. Historical results are not necessarily indicative of results of operations to be expected in the future.

                                                                                         THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                    MARCH 31,
                                            --------------------------------------    -------------------------
                                               1995          1996          1997          1997          1998
                                            ----------    ----------    ----------    ----------    -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:                   (IN THOUSANDS, EXCEPT SHARE DATA)
  Revenues:
    Software licenses...................    $       --    $    3,383    $   15,970    $    2,447    $     6,573
    Services and maintenance............         1,271         3,762         6,676         1,227          3,009
                                             ---------     ---------     ---------     ---------     ----------
  Total revenues........................         1,271         7,145        22,646         3,674          9,582
  Cost of revenues:
    Cost of software licenses...........            --         1,022           900           250            222
    Cost of services and maintenance....           751         2,306         4,443           800          1,526
                                             ---------     ---------     ---------     ---------     ----------
  Total cost of revenues................           751         3,328         5,343         1,050          1,748
                                             ---------     ---------     ---------     ---------     ----------
    Gross profit........................           520         3,817        17,303         2,624          7,834
  Operating expenses:
    Sales and marketing.................           549         4,425         8,824         1,690          3,606
    Research and development............         1,116         3,658         7,730         1,222          2,691
    General and administrative..........           345         1,467         2,334           495            992
    Charge for acquired in-process
      research and development..........            --            --         2,600            --             --
    Amortization of intangibles.........            --            --            66            --             49
                                             ---------     ---------     ---------     ---------     ----------
  Total operating expenses..............         2,010         9,550        21,554         3,407          7,338
                                             ---------     ---------     ---------     ---------     ----------
  Income (loss) from operations.........        (1,490)       (5,733)       (4,251)         (783)           496
  Other income (expense), net...........           (13)           61           745            (1)           296
                                             ---------     ---------     ---------     ---------     ----------
  Income (loss) before provision for
    income taxes........................        (1,503)       (5,672)       (3,507)         (784)           792
  Provision for income taxes............            --            --            --            --             --
                                             ---------     ---------     ---------     ---------     ----------
  Net income (loss).....................    $   (1,503)   $   (5,672)   $   (3,507)   $     (784)   $       792
                                             =========     =========     =========     =========     ==========
  Net income (loss) per common share,
    basic...............................    $    (1.15)   $    (4.19)   $    (0.64)   $    (0.57)   $      0.09
                                             =========     =========     =========     =========     ==========
  Net income (loss) per common share,
    diluted.............................    $    (1.15)   $    (4.19)   $    (0.64)   $    (0.57)   $      0.08
                                             =========     =========     =========     =========     ==========
  Weighted average shares of Common Stock
    outstanding, basic(1)...............     1,308,997     1,353,276     5,479,151     1,375,606      9,154,642
  Weighted average shares of Common Stock
    outstanding, diluted(1).............     1,308,997     1,353,276     5,479,151     1,375,606     10,166,297

                                                                     DECEMBER 31,
                                                              ---------------------------    MARCH 31,
                                                               1995      1996      1997        1998
CONSOLIDATED BALANCE SHEET DATA:                              ------    ------    -------    ---------
  Cash, cash equivalents and short-term investments.........  $1,135    $3,387    $22,724     $21,032
  Working capital...........................................   1,557     2,586     30,987      31,827
  Total assets..............................................   2,209     7,073     40,229      40,846
  Stockholders' equity......................................   1,591     3,515     34,731      36,354

---------------
(1) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the weighted average shares of Common Stock outstanding used to compute net income (loss) per common share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     All statements, trend analysis and other information contained in the following discussion and elsewhere in this Prospectus relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect" and "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks and uncertainties, and the Company's actual results of operations may differ materially from those contained in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" as well as other risks and uncertainties referenced in this Prospectus.

OVERVIEW

     The Company began operations in January 1994 to develop, market and support enterprise software for application integration. In 1994 and 1995, the Company was in the development stage and was principally focused on product development and assembling its management team and infrastructure. Software license revenues were not significant until the commercial release of the NEONet software in 1996. Since the initial release of NEONet in January 1996, a substantial portion of the Company's revenues has been attributable to licenses of NEONet and related services. In November 1996 and March 1998, the Company commenced shipment to customers of Release 3.0 and 4.0, respectively, of NEONet, which provided additional capabilities for effective enterprise-wide application integration.

     In June 1997, the Company completed its initial public offering and issued 3,174,000 shares of its Common Stock, and received approximately $34.3 million cash net of underwriting discounts, commissions and other offering costs.

     In September 1997, the Company acquired all of the outstanding capital stock of Menhir, a developer and marketer of enterprise client information systems, for $2.8 million in cash, plus fees and expenses of approximately $200,000. The acquisition was accounted for under the purchase method of accounting. Menhir's assets, liabilities and operating results have been included in the Company's consolidated financial statements prospectively from September 1, 1997.

     The Company generates revenue from software licenses, professional service arrangements, and software maintenance arrangements. The Company recognizes software license revenues when the licensed software has been delivered, customer acceptance has occurred, all significant Company obligations have been satisfied, payment is due within twelve months and the fee is fixed and determinable and deemed collectible. Revenue from professional service arrangements is recognized on either a time and materials or percentage-of-completion basis as the services are performed and amounts due from customers are deemed collectible and contractually nonrefundable. Revenues recognized under the percentage-of-completion basis which have not yet been invoiced are recorded as unbilled revenues in the accompanying consolidated balance sheets. Software maintenance revenue related to software licenses is recognized ratably over the term of each maintenance arrangement. Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue in the accompanying consolidated balance sheets.

RECENT ACCOUNTING PRONOUNCEMENT

     SOP 97-2, "Software Revenue Recognition," was issued in October 1997 and supercedes the guidance of SOP 91-1 for recognizing revenue from software arrangements. The Company believes its revenue recognition policies and practices comply with the requirements of SOP 97-2 in all material respects. However, SOP 97-2 includes restrictive provisions regarding specific terms of software arrangements which, if present, require deferral of revenue recognition beyond the point of delivery of the software. Future competitive conditions may arise that could necessitate changes in the Company's business practices and the contract terms of its software arrangements. Such changes may require deferral of revenue recognition and periodic operating results could be adversely affected.

RESULTS OF OPERATIONS

     The following table sets forth the percentages that selected items in the Consolidated Statements of Operations bear to total revenues. The year ended 1997 includes the charge for acquired in-process research and development associated with the acquisition of Menhir in September 1997.

                                                                                      THREE MONTHS
                                                                                         ENDED
                                                           YEAR ENDED DECEMBER 31,     MARCH 31,
                                                           -----------------------    ------------
                                                           1995     1996     1997     1997    1998
                                                           -----    -----    -----    ----    ----
Revenues:
  Software licenses......................................    --%      47%      71%      67%     69%
  Services and maintenance...............................   100       53       29       33      31
                                                           ----      ---     ----     ----    ----
Total revenues...........................................   100      100      100      100     100
Cost of revenues:
  Cost of software licenses(1)...........................    --       30        6       10       3
  Cost of services and maintenance(1)....................    59       61       67       65      51
                                                           ----      ---     ----     ----    ----
Total cost of revenues...................................    59       47       24       29      18
     Gross profit........................................    41       53       76       71      82
Operating expenses:
  Sales and marketing....................................    43       62       39       46      38
  Research and development...............................    88       51       34       33      28
  General and administrative.............................    27       21       10       13      10
  Charge for acquired in-process research and
     development.........................................    --       --       11       --      --
  Amortization of intangibles............................    --       --        1       --       1
                                                           ----      ---     ----     ----    ----
Total operating expenses.................................   158      134       95       92      77
                                                           ----      ---     ----     ----    ----
Income (loss) from operations............................  (117)     (80)     (19)     (21)      5
Other income (expense), net..............................    (1)       1        3       --       3
                                                           ----      ---     ----     ----    ----
Income (loss) before provision for income taxes..........  (118)     (79)     (15)     (21)      8
Provision for income taxes...............................    --       --       --       --      --
                                                           ====      ===     ====     ====    ====
Net income (loss)........................................  (118)%    (79)%    (15)%    (21)%     8%
                                                           ====      ===     ====     ====    ====

---------------
(1) As a percentage of software licenses and services and maintenance revenues, respectively.

THREE MONTHS ENDED MARCH 31, 1997 AND 1998

REVENUES

     The Company's revenues increased from $3.7 million in the quarter ended March 31, 1997 to $9.6 million in the quarter ended March 31, 1998. This increase resulted from significantly increased indirect channel revenues, increased international presence, additions to the Company's product portfolio, and an increase in the Company's sales force. The acquisition of Menhir in September 1997 added the Rapport product to NEON's portfolio, which contributed both to increased software licenses and services and maintenance revenues. In the first quarter of 1998, indirect channel revenues increased to 32% of total revenues, as compared with no indirect channel revenues for the first quarter of 1997, and international revenues increased to 34% of total revenues, as compared with 25% of total revenues for the first quarter of 1997.

     Software license revenues increased from $2.4 million, or 67% of revenues, in the quarter ended March 31, 1997 to $6.6 million, or 69% of revenues, in the quarter ended March 31, 1998. The growth in software license revenues reflected the growing market awareness and acceptance of the Company's products and the establishment of distributor and reseller relationships with IBM, PeopleSoft, Candle Corporation, and NIWS (Japan), all of which contributed to software license revenues in the quarter ended March 31, 1998.

     Services and maintenance revenues increased from $1.2 million, or 33% of revenues, in the quarter ended March 31, 1997 to $3.0 million, or 31% of revenues, in the quarter ended March 31, 1998. The growth of services and maintenance revenues resulted from professional service engagements associated with the growing sales of the Company's products, increased maintenance revenue from the larger installed base of software license customers, and increased training revenue.

     In the quarter ended March 31, 1998, the Company's largest customer and top ten customers accounted for 10% and 57%, respectively, of total revenues. This compares with 25% and 75%, respectively, for the same period in 1997. To date, the Company's revenues have been derived primarily from sales to large banks and financial institutions, which accounted for 72% of total revenues for the year ended December 31, 1997. In the first quarter of 1998, sales to banks and financial institutions accounted for approximately 44% of total revenues.

COST OF REVENUES

     Cost of revenues consist of costs of software licenses and costs of services and maintenance. As a percentage of total revenue, cost of revenues declined from 29% in the quarter ended March 31, 1997 to 18% in the quarter ended March 31, 1998. Although cost of revenue decreased as a percentage of total revenue, the costs increased on an absolute dollar basis by approximately $700,000. This increase was due primarily to the growth in professional service engagements.

     Cost of software licenses consisted primarily of royalty payments for the three months ended March 31, 1997. With the fulfillment of the royalty obligation to Merrill Lynch in the fourth quarter of 1997, the cost of software licenses for the three months ended March 31, 1998 consisted primarily of the internal costs associated with the fulfillment of license development arrangements and software packaging and distribution.

     Costs of service and maintenance consist primarily of personnel, facility and system costs incurred in providing professional service consulting, training, and customer support services. Costs of services and maintenance decreased as a percentage of services and maintenance revenue from 65% in the quarter ended March 31, 1997 to 51% in the quarter ended March 31, 1998, although costs of services and maintenance increased $726,000 in absolute dollars. This improved margin resulted primarily from improved utilization of field service personnel and an increase in professional service rates.

OPERATING EXPENSES

     Sales and Marketing

     Sales and marketing expenses increased from $1.7 million, or 46% of total revenues, in the quarter ended March 31, 1997 to $3.6 million, or 38% of total revenues, in the quarter ended March 31, 1998. The increase in absolute dollars reflected the hiring of additional sales representatives and marketing personnel, increased promotional programs, and increased sales commissions associated with higher revenues. Sales and marketing expenses declined as a percent of total revenues due to higher percentage growth in revenues, and efficiencies associated with the achievement of economies of scale.

     Research and Development

     Research and development expenses increased from $1.2 million, or 33% of revenues, in the quarter ended March 31, 1997 to $2.7 million, or 28% of revenues, in the quarter ended March 31, 1998. The increase in absolute dollars principally reflected the hiring of additional personnel. The decline as a percentage of revenues was due to higher percentage growth in revenues. No software development costs have been capitalized to date in accordance with SFAS No. 86.

     General and Administrative

     General and administrative expenses grew from $495,000, or 13% of total revenues, in the quarter ended March 31, 1997 to $992,000, or 10% of total revenues, in the quarter ended March 31, 1998. Expenses grew in dollars as the Company added personnel to its finance, legal, MIS, and human resource departments, but declined as a percent of total revenues primarily due to higher percentage growth in revenues.

OTHER INCOME (EXPENSE), NET

     The Company reported other expense of $1,000 in the quarter ended March 31, 1997 and other income of $296,000 in the quarter ended March 31, 1998. The increase in other income was due to interest earned on cash invested from the proceeds of the Company's initial public offering in June of 1997. The Company anticipates that interest income may decline in future periods as cash balances may be used to fund future acquisitions, as well as fund the ongoing operations of the Company.

PROVISION FOR INCOME TAXES

     The Company has reported no income tax expense for any period. As of March 31, 1998, the net deferred tax asset of approximately $3.1 million was offset by a valuation allowance of a like amount. The comparable figure for December 31, 1997 was $3.4 million.

NET INCOME (LOSS)

     Net income for the three months ended March 31, 1998 was approximately $792,000, or $0.08 per Common Share on 10.2 million weighted average shares outstanding on a diluted basis. This compares to a net loss of $784,000, or $0.57 per Common Share on 1.4 million weighted average shares outstanding on a diluted basis in the first quarter of 1997. The improved net income position resulted from the increased growth of the Company's revenues, particularly the growth of software license revenues, as compared with the growth of costs and expenses.

FISCAL YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

REVENUES

     The Company's revenues increased from $1.3 million for the year ended December 31, 1995 to $7.1 million for the year ended December 31, 1996, reflecting significant software license revenues related to the commercial introduction of the Company's NEONet product. Revenues increased from $7.1 million for the year ended December 31, 1996 to $22.6 million for the year ended December 31, 1997 as the Company sold to a greater number of customers and expanded its business internationally.

     Software license revenues grew from zero in the year ended December 31, 1995 to $3.4 million, or 47% of total revenue, in the year ended December 31, 1996 and to $16.0 million, or 71% of total revenues, in the year ended December 31, 1997. The increase in software license revenues, both in absolute dollars and as a percentage of total revenues, reflected an increase in market awareness and acceptance of the Company's products, expansion of international sales resources, the continued growth of an installed base of accounts to serve as references for new customers, repeat business by existing customers, and expanded functionality of the NEONet product. In December 1997, the Company entered into a license agreement with IBM for the joint development of a product designed to integrate IBM's MQSeries product with certain of the Company's products. Under the terms of the agreement, both companies are expected to begin selling the resulting MQIntegrator product as early as the second quarter of 1998. The Company expects that future software license revenues will be comprised of MQIntegrator, Business Applications, Application Integration Libraries, Tools and Utilities and new applications.

     Services and maintenance revenues grew from $1.3 million, or 100% of revenues, in the year ended December 31, 1995 to $3.8 million, or 53% of total revenues, in the year ended December 31, 1996, to $6.7 million, or 29% of total revenues, in the year ended December 31, 1997. Services and maintenance revenues declined as a percentage of total revenues from 1995 to 1996 due to the completion of a professional services contract with Merrill Lynch in the quarter ended June 30, 1996 and the commercial release of NEONet. Services and maintenance revenues grew 77% in the year ended December 31, 1997 compared to the year ended December 31, 1996, reflecting service engagements associated with the growing sales of the NEONet suite of products.

     In 1997, the Company's top ten customers accounted for 56% of total revenues. For the year ended December 31, 1997, the Company's largest customer accounted for 14% of the Company's total revenues. To date, the Company's revenues have been derived primarily from sales to large banks and financial institutions. For the year ended December 31, 1997, sales to banks and financial institutions accounted for 72% of the Company's total revenues.

COST OF REVENUES

     As a percentage of total revenues, total cost of revenues declined from 59% in 1995, to 47% in 1996, to 24% in 1997. The decline reflects the increasing mix of higher-margin software license sales and a decline in royalty expense.

     The Company had an agreement to pay royalties to Merrill Lynch on NEONet license revenue until such royalties reached a cumulative total of $1.9 million. The Company accrued royalties at 30% of NEONet license fees in 1996 and 10% of NEONet license fees in 1997, reflecting the Company's revised agreement with Merrill Lynch during 1997. As a result, cost of software licenses was approximately 30% of software license revenue in 1996. In the quarter ended December 31, 1997, the Company met the cumulative $1.9 million royalty requirement, and cost of software licenses in 1997 fell to approximately 6% of software license revenue. While the royalty obligation to Merrill Lynch on NEONet has been satisfied, there are other products that currently carry royalty obligations.

     As a percent of services and maintenance revenues, cost of services and maintenance was 59%, 61%, and 67% in 1995, 1996, and 1997, respectively. The higher percentage cost in 1997 reflected the use, at higher cost, of subcontract labor on certain engagements. The Company expects it may continue to use subcontractors for the delivery of professional services from time to time.

OPERATING EXPENSES

     Sales and Marketing

     Sales and marketing expenses consist primarily of salaries for sales and marketing personnel, commissions, travel, and promotional expenses. Sales and marketing expenses were $549,000, $4.4 million, and $8.8 million, representing 43%, 62%, and 39% of total revenues, respectively, in the years ended December 31, 1995, 1996, and 1997. These increases were due primarily to the Company's expansion of its overall sales and marketing resources and infrastructure, including international expansion in 1997. As a percentage of total revenues, sales and marketing expense increased in 1996 compared to 1995 as the Company commercialized the NEONet product and deployed a direct sales force. Sales and marketing expenses decreased as a percentage of revenues in 1997 compared to 1996 primarily due to growth in revenues. The Company expects to continue to expand its direct sales force and professional marketing staff, further increase its international presence, and continue to develop its indirect sales channels and increase promotional activity. Accordingly, the Company expects sales and marketing expenses to continue to grow in absolute dollars.

     Research and Development

     Research and development expenses include amounts associated with the development of new products, enhancements of existing products and quality assurance activities. The expenses consist primarily of employee salary and benefits, consultant costs, and associated equipment and software costs. Research and development costs have been expensed as incurred. No software development costs have been capitalized to date in accordance with Statement of Financial Accounting Standards No. 86. Research and development expenses were $1.1 million, $3.7 million, and $7.7 million, representing 88%, 51%, and 34% of total revenues, respectively, for the years ended December 31, 1995, 1996, and 1997. The increase in research and development expenses is primarily attributable to hiring additional technical personnel engaged in software development activities, and its decline as a percentage of total revenues was due to the higher percentage growth in revenues. The Company currently anticipates that research and development expenses may continue to increase in absolute dollars as the Company continues to commit substantial resources to new product development.

     General and Administrative

     General and administrative expenses consist primarily of salaries and related costs, outside professional fees, and software and equipment costs associated with the finance, legal, human resources, information systems, and administrative functions of the Company. General and administrative expenses were $345,000, $1.5 million, and $2.3 million, representing 27%, 21%, and 10% of total revenues, respectively, for the years ended December 31, 1995, 1996, and 1997. General and administrative expenses grew in absolute dollars as the Company added personnel to all administrative areas but declined as a percentage of total revenues principally due to economies of scale associated with increased revenues. The Company expects general and administrative expenses to continue to grow as the Company implements additional management information systems associated with its business growth, continues its international expansion, and incurs costs incident to being a publicly held company.

CHARGE FOR ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT/AMORTIZATION OF INTANGIBLES

     Based on an independent appraisal of the net assets acquired, $2.6 million allocated to in-process research and development projects was charged to operations in connection with the acquisition of Menhir in September 1997. The Company also allocated approximately $460,000 to marketable software products acquired which are being amortized over three years, and approximately $310,000 to goodwill which is being amortized over a period of seven years. Amortization expense of approximately $66,000 was recorded during the year ended December 31, 1997.

OTHER INCOME (EXPENSE), NET

     The Company recorded net other income of $745,000 in 1997. This compares to net other income of $61,000 in 1996 and net other expense of $13,000 in 1995. The increase in net other income in 1997 resulted primarily from the interest earned on cash invested from the proceeds of the Company's initial public offering in June 1997. The Company anticipates that interest income will decline in future periods as cash balances may be used to fund potential future acquisitions and the ongoing operations of the Company.

PROVISIONS FOR INCOME TAXES

     The Company has reported no income tax expense for any period. As of December 31, 1997, the net deferred tax assets of approximately $3.4 million were further offset by a valuation allowance of an equivalent amount. The net deferred tax asset at December 31, 1996 was $2.7 million, which was offset by a valuation allowance of the same amount.

NET LOSS

     Giving effect to expenses associated with the Menhir acquisition, the Company reported a net loss, basic and diluted of $3.5 million, or $0.64 per share in 1997. Excluding the charge for acquired in-process research and development, the net loss, basic and diluted was approximately $907,000, or $0.17 per Common Share on 5,479,151 weighted average shares outstanding. This compares to a net loss, basic and diluted of $1.5 million, or $1.15 per Common Share on 1,308,997 shares in 1995, and $5.7 million, or $4.19 per Common Share on 1,353,276 shares, in 1996. The reduced net loss in 1997 as compared to 1996 resulted from the high growth in revenues, particularly software license revenues, as compared with the growth of costs and expenses. The increased loss in 1996 compared to 1995 resulted from the buildup of the Company's sales force and other staff, and from royalty payments due to Merrill Lynch.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following tables present unaudited quarterly consolidated statement of operations data for each quarter in the nine quarters ended March 31, 1998, as well as such data expressed as a percentage of the Company's revenues for the periods indicated. This data has been derived from unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information. The Company believes quarter-to-quarter comparisons of its financial results should not be relied upon as an indication of future performance, and operating results may fluctuate from quarter to quarter in the future.

                                                                     THREE MONTHS ENDED
                            -----------------------------------------------------------------------------------------------------
                            MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
 CONSOLIDATED STATEMENT OF    1996        1996       1996        1996       1997        1997       1997        1997       1998
     OPERATIONS DATA:       ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                       (IN THOUSANDS)
Revenues:
  Software licenses........  $  111     $   411     $   832    $ 2,029     $ 2,447    $ 3,213     $ 4,031    $ 6,279     $ 6,573
  Services and
    maintenance............     945       1,186         841        790       1,227      1,566       1,890      1,993       3,009
                             ------      ------      ------     ------       -----      -----      ------      -----       -----
Total revenues.............   1,056       1,597       1,673      2,819       3,674      4,779       5,921      8,272       9,582
                             ------      ------      ------     ------       -----      -----      ------      -----       -----
Cost of revenues:
  Cost of software
    licenses...............      33         123         252        614         250        166         342        142         222
  Cost of services and
    maintenance............     677         713         455        461         800      1,240       1,148      1,254       1,526
                             ------      ------      ------     ------       -----      -----      ------      -----       -----
Total cost of revenues.....     710         836         707      1,075       1,050      1,406       1,490      1,396       1,748
                             ------      ------      ------     ------       -----      -----      ------      -----       -----
  Gross profit.............     346         761         966      1,744       2,624      3,373       4,431      6,876       7,834
Operating expenses:
  Sales and marketing......     320       1,010       1,469      1,626       1,690      1,988       2,253      2,893       3,606
  Research and
    development............     608         736       1,142      1,172       1,222      1,560       2,108      2,840       2,691
  General and
    administrative.........     175         380         475        437         495        371         616        853         992
  Charge for acquired
    in-process research and
    development............      --          --          --         --          --         --       2,600         --          --
  Amortization of
    intangibles............      --          --          --         --          --         --          18         48          49
                             ------      ------      ------     ------       -----      -----      ------      -----       -----
Total operating expenses...   1,103       2,126       3,086      3,235       3,407      3,919       7,595      6,634       7,338
                             ------      ------      ------     ------       -----      -----      ------      -----       -----
  Income (loss) from
    operations.............    (757)     (1,365)     (2,120)    (1,491)       (783)      (546)     (3,164)       242         496
  Other income (expense),
    net....................       2           7          49          3          (1)        17         429        301         296
                             ------      ------      ------     ------       -----      -----      ------      -----       -----
        Net income
          (loss)...........  $ (755)    $(1,358)    $(2,071)   $(1,488)    $  (784)   $  (529)    $(2,735)   $   543     $   792
                             ======      ======      ======     ======       =====      =====      ======      =====       =====

 AS A PERCENTAGE OF TOTAL
         REVENUES:
Revenues:
  Software licenses........     11%         26%        50%         72%        67%        67%         68%        76%         69%
  Services and
    maintenance............     89          74         50          28         33         33          32         24          31
                               ---       -----       ----        ----        ---        ---         ---        ---         ---
Total revenues.............    100         100        100         100        100        100         100        100         100
                               ---       -----       ----        ----        ---        ---         ---        ---         ---
Cost of revenues:
  Cost of software
    licenses(1)............     30          30         30          30         10          5           8          2           3
  Cost of services and
    maintenance(1).........     72          60         54          58         65         79          61         63          51
                               ---       -----       ----        ----        ---        ---         ---        ---         ---
Total cost of revenues.....     67          52         42          38         29         29          25         17          18
                               ---       -----       ----        ----        ---        ---         ---        ---         ---
  Gross profit.............     33          48         58          62         71         71          75         83          82
Operating expenses:
  Sales and marketing......     30          63         88          58         46         42          38         35          38
  Research and
    development............     58          46         68          42         33         33          36         34          28
  General and
    administrative.........     17          24         29          15         13          8          10         10          10
  Charge for acquired
    in-process research and
    development............     --          --         --          --         --         --          44         --          --
  Amortization of
    intangibles............     --          --         --          --         --         --          --          1           1
                               ---       -----       ----        ----        ---        ---         ---        ---         ---
Total operating expenses...    105         133        185         115         92         82         128         81          77
                               ---       -----       ----        ----        ---        ---         ---        ---         ---
  Income (loss) from
    operations.............    (72)        (85)      (127)        (53)       (21)       (11)        (53)         3           5
  Other income (expense),
    net....................     --          --          3          --         --         --           7          4           3
                               ---       -----       ----        ----        ---        ---         ---        ---         ---
        Net income
          (loss)...........    (72)%       (85)%     (124)%       (53)%      (21)%      (11)%       (46)%        7%          8%
                               ===       =====       ====        ====        ===        ===         ===        ===         ===

---------------

(1) As a percentage of software licenses and services and maintenance revenues, respectively.

     The increase in software license revenues as a percent of total revenues for the quarter ended December 31, 1997, as compared to preceding quarters, is primarily due to an increase in indirect channel revenues, which accounted for approximately 15% of total revenues in the fourth quarter of 1997. Indirect channel revenues further increased to 32% of total revenues in the first quarter of 1998. The Company believes that indirect channel revenues generated through sales by strategic reseller partners, and in particular through IBM and PeopleSoft, will continue to effect software license revenues in future quarters.

     Future operating results will depend on many factors, including, among others, the growth of the application integration software market, the size and timing of software licenses, the delay or deferral of customer implementations, the ability of the Company to maintain or increase market demand for the Company's products, the timing of new product announcements and releases by the Company, competition by existing and emerging competitors in the application integration software market, the ability of the Company to expand its direct sales force and develop indirect distribution channels, the Company's success in developing and marketing new products and controlling costs, budgeting cycles of customers, product life cycles, software defects and other product quality problems, the mix of products and services sold, international operations, uncertainties in revenue recognition associated with adoption of SOP 97-2, and general domestic and international economic and political conditions. A significant portion of the Company's revenues have been, and the Company believes will continue to be, derived from a small number of relatively large customer contracts or arrangements, and the timing of revenue recognition from such contracts and arrangements has caused and may continue to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. For example, in the fourth quarter of 1997 the Company's largest customer accounted for approximately 14% of the Company's total revenues, and in the first quarter of 1998 its largest customer accounted for approximately 10% of the Company's total revenues. Quarterly revenue and operating results typically depend upon the volume and timing of customer contracts received during a given quarter, and the amount of revenues associated with each such contract which the Company is entitled to recognize during such quarter, each of which is difficult to forecast. In addition, as is common in the software industry, a substantial portion of the Company's revenues in a given quarter historically have been recorded in the third month of that quarter, with a concentration of such revenues in the last two weeks of the third month. To the extent this trend continues, any failure or delay in the closing of orders during the last part of any given quarter will have a material adverse effect on the Company's results of operations.

     In addition, the timing of license revenues is difficult to predict because of the length and variability of the Company's sales cycle. The purchase of the Company's products by its customers typically involves a significant technical evaluation and commitment of capital and other resources, with the attendant delays frequently associated with customers' internal procedures to approve large capital expenditures and to test, implement and accept new technologies that affect key operations. This evaluation process frequently results in a lengthy sales process of several months and subjects the sales cycle associated with the purchase of the Company's products to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews. The length of the Company's sales cycle may vary substantially from customer to customer, particularly for customers within different vertical market segments. See "Business -- Sales and Marketing." The Company's operating expense levels are relatively fixed and are based in part on expectations as to future revenues. Consequently, any delay in the recognition of revenue from quarter to quarter could result in operating losses. To the extent that such operating expenses precede, or are not subsequently followed by, increased revenues, the Company's operating results would be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     The Company reported $21.0 million in cash, cash equivalents and short-term investments at March 31, 1998, compared to $22.7 million at December 31, 1997. There was no significant bank debt in either period. The Company maintains a line of credit that can be used for working capital requirements on an as-needed basis. Accounts receivable, net, grew from $11.1 million at December 31, 1997 to $12.1 million at March 31, 1998. Unbilled revenue, which represents progress on funded development projects which is not billed until specified by a contract date or milestone, grew from $1.7 million to $1.9 million over the same period.

     Cash used for operating activities was $1.0 million and $1.5 million for the first three months of 1998 and 1997, respectively. A $1.6 million improvement in net profit was offset, in part, by decreases in accounts payable due to the satisfaction of certain liabilities.

     Cash provided by investing activities was $36,000 in the first three months of 1998 compared to usage of $203,000 for the same period of 1997. The net cash provided by investing activities in the 1998 period is the net proceeds from the maturities of short-term investments net of $992,000 of capital expenditures. The usage of cash for the comparable period of 1997 was due solely to capital expenditures.

     Cash provided by financing activities was $328,000 in the first three months of 1998 compared to usage of $7,000 for the same period of 1997. Through March 31, 1998, the Company had received $345,000 for issuance of Common Stock associated with the exercise of options and warrants.

     The Company believes that the proceeds from this offering, along with its existing balance of cash, cash equivalents and short-term investments will be sufficient to meet the Company's working capital and capital expenditure needs at least for the next twelve months. Thereafter, the Company may require additional sources of funds to continue to support its business. There can be no assurance that such capital, if needed, will be available or will be available on terms acceptable to the Company.

                                    BUSINESS

     New Era of Networks, Inc. ("NEON" or the "Company") develops, markets and supports enterprise application integration ("EAI") software and services. The Company's architectural platform, NEONet, provides organizations with a structured software platform for the rapid and efficient integration and ongoing maintenance of disparate systems and applications across the enterprise. NEON's packaged software solutions support EAI across popular hardware platforms, operating systems, and database types. The NEONet architecture consists of four product categories: Enterprise Integration Engine, Business Applications, Application Integration Libraries and Tools and Utilities. With the acquisition of Menhir in September 1997, the Company increased its international presence and added to its product portfolio Rapport, a leading customer management and contact information system developed primarily for the banking industry.

     Through March 31, 1998, the Company shipped products or provided services to approximately 160 customers worldwide. Representative customers of the Company include Abbey National Treasury Services, Aetna, Inc., Chase Manhattan Bank, CIGNA Corporation, Citibank, Disclosure Incorporated, Discover Brokerage Direct, Eaton Corporation, GTE Corporation, JP Morgan & Co., Merrill Lynch, Physicians Computer Network, Monsanto Company, State Street Global Advisors, and Sumitomo Bank of California. As part of its strategy, the Company has established reseller and joint marketing relationships with IBM, PeopleSoft, Inc., Candle Corporation, Sun Microsystems, Inc., Hewlett-Packard Company, SAP AG, Ernst & Young, SunGard Financial Systems, Scopus Technology, Inc., Oracle Corporation, Tandem/Compaq and NIWS (Japan).

INDUSTRY BACKGROUND

     Organizations today are under increasing pressure to respond to a number of powerful market forces to remain competitive. Forces such as globalization and deregulation have led to industry consolidation and a focus on cost, quality, and customer service. In response to the increasingly competitive environment, companies have acquired other businesses, diversified operations geographically, engaged in business process reengineering, and sought to tighten relationships with key suppliers, distributors, and customers. The implementation of IT based solutions, increasingly seen as strategic competitive assets, has been and will continue to be a critical part of these efforts. Information systems are used to disseminate critical corporate information across the enterprise, to streamline operations, and to improve organizational flexibility and responsiveness.

  The Complexity of Today's Enterprise Application Environment

     The range of computing environments and software applications utilized across the typical business organization is vast and growing, involving both mainframe and minicomputer-based legacy systems and more recently introduced client/server environments. Organizations are incorporating powerful, new software applications that operate on an enterprise-wide basis and also serve as interfaces to customers and suppliers. At the same time, organizations are seeking to better exploit their existing information systems and take advantage of their prior technology investments by integrating previously independent legacy and other applications and databases.

     Critical software applications historically were developed for large mainframe-based computing environments and, later, minicomputer-based systems. Many organizations still rely on these legacy systems for high-volume transaction processing and maintenance of critical data. These legacy applications were typically designed for the specific business functions of a single department, such as inventory control or payroll, and did not interface with other applications across the enterprise. Moreover, legacy systems operated on one central computer with one operating system and one database system. As the need to automate additional critical business functions throughout the enterprise increased, additional specialized applications were written, again typically without regard for interoperation with other applications. Additionally, the recent growth of the Internet and the use of intranets have led to the emergence of another class of enterprise applications, adding another dimension of complexity to the problem of integrating business applications across the enterprise.

  Business Drivers of Application Integration

     Organizations are increasingly demanding greater information sharing among their application systems in order to help the organization accomplish key strategic objectives. These organizational objectives include the following:

          Integration of ERP Applications. Organizations install Enterprise Resource Planning (ERP) applications to gain competitive advantage, to automate and streamline business processes and to fully integrate enterprises obtained through mergers or acquisitions. In order to fully realize the benefit of ERP applications, organizations must integrate these applications into their existing information technology structure, including legacy applications, other business applications and disparate operating systems and databases.

          Implementation of Tactical Initiatives. Application integration is essential to many tactical corporate initiatives, including business process reengineering, implementation of best of breed enterprise applications, data warehousing and database replication, electronic commerce, and the incorporation of Internet/intranet technologies.

          Enhancement of Customer Service and Customer Care. As organizations attempt to better understand and meet the needs of their customers, they are recognizing that much of the information necessary to obtain a unified view of the customer is widely dispersed across numerous incompatible application systems. For example, an organization that wants to better understand a customer's purchasing history may need to integrate data stored in separate systems in marketing, sales and other departments. Similarly, a company seeking to improve customer service through a call center application must be able to share information with order-tracking software, which in turn must be accessible by salespeople in the field.

          Efficient Management of Internal Resources and the Supply Chain. Many companies are seeking to achieve greater productivity and efficiency across functional areas, such as integration of sales forecasts and manufacturing planning in order to improve inventory management. In addition, many companies are tightening their relationships with key suppliers and distributors to improve responsiveness to new market conditions. For example, more companies are using "just-in-time" manufacturing techniques that require better sharing of information between a company and its suppliers.

          Improved Risk Management. Rapidly changing markets and economic conditions have driven businesses to seek a more integrated view of their risk profile. For example, organizations need to manage cash, accounts receivable, and aggregate customer exposure in more timely and comprehensive ways. As another example, financial institutions need to analyze and manage their financial exposure on a real-time basis across different securities, trading markets and currencies. Providing a consolidated, enterprise-wide view of risk requires the timely integration of data residing on different systems and in different departments.

          Pursuit of New Growth Opportunities. Many organizations have in recent years extended their operations overseas as globalization and deregulation have opened new markets. In addition, organizations have sought to pursue additional market opportunities through mergers and acquisitions. As organizations have extended operations overseas, they have adopted applications that address the specific needs of each local market. As they have acquired new businesses, they have inherited additional systems and applications. All of these systems must be integrated with a company's existing applications in order to manage and expand the enterprise.

     Effective application integration strategies are critical to an organization's ability to respond to changing market demands, seize new market opportunities, improve customer service, and realize planned business process improvements. However, organizations today face major challenges in attempting to integrate their disparate and distributed application systems.

  Challenges in Achieving Application Integration

     Organizations have historically addressed the need to integrate applications by means of a limited number of integration techniques, including data extract programs, screen scraping, file transfers and update programs as well as data sharing and data synchronization. These techniques have typically been implemented in an ad hoc manner to address specific integration requirements as they have arisen over time. Accordingly, they have generally required extensive manual custom software coding and provided limited functionality, flexibility and scaleability, and require a costly and burdensome ongoing maintenance process. As a result of the limitations of these techniques, additions of new applications and changes in the business processes addressed by different applications have required continual and extensive rewrites of existing applications with attendant costs, delays and errors. According to Gartner Group, Inc., in a typical computing environment, 35% to 40% of all programming effort is devoted to developing and maintaining the extract and update programs whose only purpose is to transfer information between different databases.

     Gartner Group refers to the complex market of individual, unstructured integration among disparate applications as "interapplication spaghetti."

                                    [CHART]

  The Application Integration Market Opportunity

     The need to utilize information and information technology as strategic assets, together with the proliferation of disparate applications across enterprises and the limitations inherent in historical application integration methodologies, have created a need for packaged application integration software solutions. Organizations require an integrated solution that can untangle the existing interapplication spaghetti and provide a scaleable infrastructure that supports rapid and efficient updates to integration implementations as additional applications are added and business rules change. This solution must support a heterogeneous environment of hardware, operating system, networking and RDBMS platforms, permit an organization to leverage its existing legacy systems and accommodate the extension of the corporate information systems environment to new enterprise applications and to new computing paradigms such as the Internet/intranet.

SOLUTION

     NEON is a leading provider of application integration software. The Company's NEONet architecture provides organizations with a structured software platform for EAI, facilitating the rapid and efficient deployment and ongoing management of EAI among disparate applications across the enterprise. NEONet addresses the limitations of earlier application integration paradigms by providing packaged integrated software solutions that include the various elements required to address the application integration challenge in a scaleable and flexible manner. The NEONet architecture consists of four product categories: Enterprise Integration Engine, Business Applications, Application Integration Libraries and Tools and Utilities.

     This packaged application solution offers the following key benefits:

          Supports Rapid Implementation of Enterprise Applications. NEONet enables rapid implementation, reduces installation and integration costs for otherwise expensive and resource-intensive enterprise applications, including ERP applications, and provides an open platform for integrating other acquired applications, systems, and architectures.

          Enhances IT Productivity. NEONet enhances IT productivity by reducing the need to develop complex, time-consuming custom integration code each time an application is added or modified or a business process changes.

          Provides a Flexible, Long-Term Platform for Application
     Integration. NEON provides a structured platform architecture for application integration that easily accommodates changes ranging from the addition of new applications to the incorporation of new technologies.

          Preserves Existing IT Investment. By facilitating the integration of new computing platforms and applications with legacy systems, NEON helps preserve an organization's investments in existing legacy systems, such as mainframe and minicomputer-based systems, while serving as a bridge to client/server and Internet/intranet-based applications.

          Improves Efficiency of Enterprise IT Environment. The high throughput capability of NEON's EAI products enables organizations to provide real-time data delivery across a wide variety of systems. By removing the bottlenecks to data integration, NEON supports numerous critical emerging business applications such as data replication, data warehousing and transaction-oriented applications.

STRATEGY

     The Company's objective is to establish NEONet as the leading standard for application integration across the enterprise. Key elements of the Company's strategy include:

          Leverage Strategic Relationships. The Company plans to expand its sales activities through both direct and indirect channel models. Currently the Company has distribution agreements with IBM, PeopleSoft, Candle Corporation, NIWS (Japan), Tandem/Compaq and SunGard Financial Systems. In addition, the Company has strategic marketing and reseller relationships with S.W.I.F.T., SAP AG, Oracle, Sun Microsystems, Inc, Ernst & Young, and Electronic Data Systems (EDS). As the Company's business expands into additional markets, the Company plans to continue to use distributors and resellers to deploy its products and services.

          Expand into Additional Vertical Markets. The Company plans to increase the number of vertical market segments it serves using a strategy established by the Company in the technically demanding financial services market for which the Company initially developed NEONet. The Company penetrated the financial services market by leveraging the industry experience of the Company's founders and other key personnel and by collaborating with a number of strategic customers. The Company's strategy is to penetrate additional vertical markets, including health care, telecommunications and manufacturing, by establishing development relationships with strategic customers and by leveraging an understanding of customer needs in these specific markets.

          Develop Cross-Industry Applications. The Company has targeted the development and marketing of its products to specific applications which have significant importance across different vertical segments. The Company has focused on data replication and warehousing applications, in which NEONet permits an organization to extract data from multiple historical databases and reformat that data for ready access via data warehouses. The Company has also targeted electronic commerce, including electronic data interchange (EDI) and Internet/intranet integration, as well as customer service call centers, in which organizations are seeking to connect to legacy applications in order to enhance customer service. The Company believes that as companies continue to make strategic investments in their enterprise applications, these applications will need to be fully integrated into the business enterprise.

          Expand Sales Capability Worldwide. The Company's strategy is to expand its sales and marketing capabilities in order to address the worldwide market for its products. To accomplish this objective, the Company increased its direct sales capabilities from one commissioned sales person at January 31, 1996 to 25 at March 31, 1998. The Company intends to continue to expand its global sales coverage through additional international direct sales offices and the expansion of indirect channels. In this regard, the Company has established reseller and joint marketing relationships with OEMs, independent software vendors, VARs and systems integration firms such as IBM, PeopleSoft, Candle Corporation, Hewlett-

     Packard, Sun Microsystems, Inc, SunGard Financial Systems, Ernst & Young, Scopus, Oracle and S.W.I.F.T.

          Maintain Technological Leadership. The Company is an early entrant in the emerging application integration market, and seeks to maintain a leadership position by continuing to provide innovative application integration solutions. NEON was the first company to offer a single integrated solution combining messaging and queuing, dynamic formatting and rules-based processing. NEON was also the first to offer a scaleable rules engine that can process high volumes of messages in real-time using large numbers of complex processing rules. The Company continues to focus on the support of additional current and emerging computing platforms. During 1997, the Company released Application Integration Libraries to facilitate the integration of ERP application into the enterprise. The Company also introduced NEON Business EventManager, a business process automation and workflow system, and NEON Enterprise ProcessExecutive, a software product designed to seamlessly integrate business transaction systems with business control systems.

PRODUCTS AND SERVICES

     NEON offers a structured architecture software platform for high-speed, high-quality, high-performance development and ongoing management of application integration among disparate systems across the enterprise.

NEONet comprises four main product categories:

     Enterprise Integration Engine

          MQIntegrator. MQIntegrator provides the robust messaging and queuing foundation that supports asynchronous interprocess and cross-platform communication, delivering superior synchronization and recoverability. IBM MQSeries, the transport layer within MQIntegrator, transports transactions consisting of instructions or data between applications and databases from one application to another. IBM MQSeries provides guaranteed delivery of each message once and only once, in the same order the messages are sent.

          Rules Engine. The MQIntegrator Rules Engine provides enterprise users with a content-based, transaction routing system. This enables real-time routing of transactions based on easily modifiable business rules and the contents of each message. The rules engine provides message creation and dispatch of multiple, new, independently formatted, and delivered messages to multiple destinations or processes from a single input message.

          Formatter. The Formatter dynamically transforms messages to multiple required formats, allowing heterogeneous applications to communicate seamlessly. Each transaction reaches each recipient in the recipient's native format, regardless of the underlying database.

     Business Applications

          NEON Business EventManager. NEON Business EventManager is an EAI product that facilitates integration based on business processes or events. This product enables business analysts to make decisions or rules in typical business language without having to deal with technical architecture. Each purchase of Business EventManager requires a license of MQIntegrator.

          NEON Enterprise ProcessExecutive. NEON Enterprise ProcessExecutive is a comprehensive business process automation and workflow system for the business enterprise. Enterprise Process Executive provides a tool for modeling and monitoring business processes across complex organizations. Process flows can be directed across the enterprise, based on the results of defined required activities. MQIntegrator and Enterprise ProcessExecutive build upon the core MQIntegrator functionality to provide valuable cost management capabilities, with a number of defined events that may be discrete, associated, related, or collective. Each NEON Enterprise ProcessExecutive purchase requires a license of MQIntegrator.

          NEON Rapport. NEON Rapport integrates client and customer files and systems across the financial enterprise. By breaking down product and services boundaries, Rapport manages client and contact relationship information. Rapport also allows banks and securities firms to migrate to a client-focused strategy, which provides a global resource for all client relationships.

     Application Integration Libraries

          Building on the power of the MQIntegrator core technology, NEON is preloading packaged software format libraries from leading packaged applications into the Formatter, further enhancing the ease and speed of installation and integration of these applications.

          NEON PeopleSoft Integration Libraries. The NEON PeopleSoft Integration Libraries provide a flexible solution to integrating with PeopleSoft applications. NEON PeopleSoft Integration Libraries supply journal entry data from a wide range of sources, such as manufacturing, inventory, and other applications.

          NEON SAP Integration Libraries. The NEON SAP Integration Libraries extend the concept of Application Link Enabling (ALE) integration out to the enterprise. NEON's SAP Integration Libraries facilitate data conversion, data validation, and data enrichment. NEON's MQIntegrator and the SAP Integration Libraries handle business-oriented, rules-based control of how and when data flows between legacy, third party, or other ERP applications and SAP R/3.

          NEON S.W.I.F.T. Integration Libraries. The NEON S.W.I.F.T. Integration Libraries simplify complex tasks and reduce the time and effort required to accept and reformat messages to a customer's own application. As businesses change and evolve, NEON customers can customize the S.W.I.F.T. Integration Libraries to meet the challenges of message reformatting on a global basis.

     Tools and Utilities

          NEONweb. NEONweb is a complementary module to the NEONet platform that guarantees delivery of data transactions from Internet/intranet clients to web servers and to legacy systems. NEONweb provides a set of tools for managing interactions between web-based servers and HTML, Java or CGI, as well as legacy and client/server-based systems.

          NEONreplication. NEONreplication is a set of libraries that performs automatic database replication for use in updating and synchronizing multiple heterogeneous databases. Timely updates of dispersed critical databases reduce the need for extensive custom coding. Database replication is essential for sophisticated, real-time applications in financial services and other industries, as it permits the real-time maintenance of multiple databases.

          NEONmsgtrak. NEONmsgtrak is a GUI-based tool for monitoring and managing all messages between MQIntegrator, internal applications, and external interfaces. NEONmsgtrak centrally monitors message progress, maintains a complete audit trail of all messages, and supports automated message retrieval and cancellation. NEONmsgtrak makes it easier to monitor, evaluate, tune, and streamline all transaction flows in complex, high-volume business enterprise.

          NEONaccess. NEONaccess provides ideal application integration using the S.W.I.F.T. interface standard. NEONaccess is an interface to the S.W.I.F.T. protocol used for financial processing among financial institutions worldwide. S.W.I.F.T. provides low-cost, standardized financial processing and communication services. S.W.I.F.T.'s global network, standards, and value-added services enable customers to reduce costs, increase productivity, control risk, and strengthen the security of their global financial communications.

  Customer Services

     As part of its commitment to provide a total solution to customer needs, the Company offers the following customer services:

     Maintenance and Support. In conjunction with its software license products, the Company offers an array of professional and support services that focus on providing product education to both external and internal customers, as well as specialized work request reporting and tracking services. The Company's maintenance and support service offers a seven days a week, twenty-four hours a day customer hotline. The Company's standard term for maintenance and support agreements is twelve months.

     Professional Services. The Company provides for NEON software installations and consulting services, as well as generalized consulting on the design and development of enterprise-wide application integration utilizing the Company's expertise in client/server, Internet/intranet and database management technologies. The Company offers these professional services often in conjunction with other professional service organizations and system integrations.

     Fee-based Training Services. The Company offers its customers, for an additional fee, comprehensive training in the Company's software products. These courses are conducted at the Company's principal corporate facilities in Englewood, Colorado, New York City and London, England, as well as at several customer locations.

CUSTOMERS AND CUSTOMER APPLICATIONS

  Customers

     The Company has sold products and services to over 160 customers. The Company's top ten customers accounted for approximately 56% of the Company's total revenues in 1997. Customers of the Company who have purchased products or services, categorized by vertical industry, include the following:

     BANKING
     Banque Paribas
     Barclays Bank
     Chase Manhattan Corporation
     Citibank
     Credit Lyonnais S.A.
     (Dresdner) Kleinwort Benson Ltd
     Fiduciary Trust Company International
     JP Morgan & Co. Incorporated
     Long Term Credit Bank of Japan, Limited
     NatWest Ventures Limited
     State Street Bank & Trust Co.
     Sumitomo Bank of California
     The Royal Bank of Scotland

     BROKERAGE
     Chase Securities Inc.
     Discover Brokerage Direct
     Morgan Stanley Dean Witter & Co.
     Credit Suisse
     Deutsche Bank
     Merrill Lynch
     Nikko Securities Co., Ltd.
     Union Bank of Switzerland

     ASSET MANAGERS
     Alliance Capital Corp.
     Fidelity Investments
     Global Asset Management
     Pacific Investment Management Company
     State Street Global Advisors
     Western Asset Management Company

     INSURANCE
     American International Group
     Aetna, Inc.
     CIGNA Corporation
     Equitable of Iowa
     Guardian Life Insurance
     TriMark Technologies, Inc.
     BUSINESS SERVICES
     Automated Data Processing, Inc.
     Cedel Group
     Chicago Board of Trade
     Chicago Mercantile Exchange
     The Depository Trust Company (DTC)
     Disclosure Incorporated
     Dow Jones & Company, Inc.
     National Securities Clearing Corporation
     Primark Corporation

     INFORMATION TECHNOLOGY AND SYSTEMS
       CONSULTING
     The Beacon Group
     Candle Corporation
     DMW Group
     Ernst & Young
     IBM
     Locigaisel
     NIWS
     PeopleSoft, Inc.
     Physicians Computer Network
     Scopus Technology, Inc.
     SunGard Financial Systems
     Tandem/Compaq

     OTHER INDUSTRIES
     Eaton Corporation
     GTE Corporation
     Ingalls Health Systems
     KN Energy
     Monsanto Company
     Physicians Computer Network
     Skadden Arps Slate Meagher & Flom
     Total Petroleum
     Xerox Corporation

  Customer Applications

     The following customer case studies illustrate the application integration challenges facing typical customers of the Company and the means by which NEON has facilitated achievement of the customers' goals.

     Extending Database Access to Customers. A leading provider of data processing services stores and processes three million customer transactions a day on its mainframe-based system. The service provider's end user customers increasingly demanded that the service provider enable end users to access their individual data through a client/server architecture and server-based relational database. Accordingly, NEON's customer needed to establish real-time database replication between the customer's mainframe-based system and a client/server environment accessible by customers. Data replication requires coordinating, updating and reconciling constantly changing databases.

     The service provider sought to acquire an integrated package solution that would be sufficiently flexible to implement data replication across the various databases and to integrate the required data flows. The packaged solution had to support a threshold of functionality superior to point-to-point communication and had to be both fast enough to manage very large numbers of network transactions and scaleable to support a fast-growing network computing environment. The customer selected NEONet, including the NEONreplication module, to provide the requisite platform for data replication and data flow management.

     NEONet Messaging and Queuing delivers data from the mainframe database to a Sybase database on the Sun SPARC Server in real time, and guarantees delivery of the data, once and only once. NEONet's flexibility simplifies data flows across the heterogeneous environments, and permits completion and tracking of a high volume of messages. The Company's proprietary content publish/subscribe architecture greatly simplifies network transaction management by enabling each subscriber to receive only the information he wants. Users now access timely client/server databases (e.g., Sybase running on Sun servers) even though core processing is still done on the mainframe.

     Integrating Acquired Businesses. A NEON customer achieved significant growth in recent years through acquisitions. The acquired businesses were of varying size and geographic location and used a broad range of applications running on a variety of hardware, operating systems, and databases. Routing data among the disparate systems was becoming increasingly costly and time-consuming. The company was devoting significant in-house resources to continually write and update extract programs in C programming language and to transport the data via File Transport Programs (FTP), a batch mechanism which did not guarantee delivery. The company was forced to add staff just to monitor the FTP process. In addition, because continued acquisitions added different platforms and applications to the enterprise network, additional employees were hired to write and maintain that code. The customer chose to implement NEONet across this environment, integrating applications, hardware, operating systems and databases, and allowing systems to exchange data with minimal effort. With NEONet guaranteed delivery, fewer personnel were required to monitor the data transfer and routing. As the company continues to acquire other companies, those applications can be integrated seamlessly into the network. Using NEONet, the company has saved time and money, required fewer staff and less maintenance programming, allowing the Company's programmers to concentrate on new development.

     Enabling Global Database Replication. Another NEONet customer is a multinational bank with worldwide operations. In a typical 24-hour period, the customer handles thousands of trading transactions. Prior to implementing a NEONet-enabled solution, the customer processed these transactions through one central database, resulting in slow response times and frequent interruptions due to network outages. The customer addressed these bottlenecks by implementing global data replication, in which multiple, identical databases are maintained across the globe. This provides remote sites with fast and efficient access to essential information while limiting the impact on network performance. A critical requirement of such a system is real-time distribution of data updates across the system, with guaranteed delivery of data and no duplication.

     This customer implemented global data replication across North America, Europe and Asia using NEONet to ensure reliable communications between the servers and the central database providing continual access to current data at remote sites even during network outages. NEONet's Messaging and Queuing module, together with the Rules Engine module evaluates the content of each data message according to rules defined by the customer so that only appropriately selected transactions are to be replicated. The replicated transactions are converted by the Formatter into SQL update statements, distributed to each remote database, and executed at the local databases by NEONet's SQL Apply functionality through the NEONreplication product. The customer benefited through timely, consistent databases available on three continents.

SALES AND MARKETING

     The Company currently markets its software and services primarily through a direct sales organization, complemented by indirect sales channels. As of March 31, 1998, the Company's direct sales force included 25 commissioned sales representatives located in 7 U.S. cities, London, England and Sydney, Australia. In addition, the Company has initiated the implementation of a multi-tiered channel program to recruit, support, and jointly market comprehensive product solutions. As part of this strategy, the Company has established distribution relationships with certain strategic hardware vendors, database providers, software and toolset developers, systems integrators and implementation consultants, including companies designing software, database packages, and hardware integration and consulting services. The Company has also sought to develop alliances with key solution providers to targeted vertical industry sectors, including financial services, health care, telecommunications, and manufacturing. The Company plans to further identify and develop relationships with additional partners who can complement existing NEON products and supplement existing NEON product solutions. The Company also utilizes advertising, direct mail and public relations programs, participates in industry trade shows and organizes customer information seminars to promote the adoption and implementation of its application integration technologies.

     The Company believes that future growth also will depend upon its success in developing and maintaining strategic relationships with distributors, resellers, and systems integrators. The Company's strategy is to continue to increase the proportion of customers served through these indirect channels. Although sales through indirect channels accounted for less than 10% of total revenues in 1997, indirect sales increased to approximately 15% of total revenues in the fourth quarter of 1997 and to 32% in the first quarter of 1998. The Company is currently investing, and plans to continue to invest, significant resources to develop the indirect channels, which could adversely affect the Company's operating results if the Company's efforts do not generate license and service revenues necessary to offset such investment. The Company's inability to recruit and retain qualified distributors, resellers and systems integrators could adversely affect the Company's results of operations. The Company's success in selling into these indirect distribution channels could also adversely affect the Company's average selling prices and result in lower gross margins, since lower unit prices are typically charged on sales through indirect channels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  STRATEGIC RELATIONSHIPS

     The Company's strategy has been to expand its indirect channel relationships with strategic partners including third-party distributors, systems integrators and resellers. The Company has recently entered into significant relationships with the following strategic partners: IBM, PeopleSoft and Candle Corporation. The Company and IBM agreed to a multi-year joint development, marketing and reselling arrangement for the MQIntegrator product. MQIntegrator will be a standard product offering from both IBM and NEON.

     The Company and PeopleSoft recently entered into a multi-year joint development, marketing and reselling arrangement for the Business EventManager product. Business EventManager will be a standard product offering from both companies as the solution to more rapidly implement PeopleSoft's application solutions.

     The Company and Candle recently entered into a multi-year marketing and reselling arrangement for products from both companies. Candle Corporation will integrate the NEONet Rules and Formatter product into Roma Candle, a proprietary software product of Candle Corporation, as a standard product offering. In addition, the Company agreed to market and sell certain Candle products to further enhance the NEONet product suite.

TECHNOLOGY

     The NEON product suite and services are primarily targeted at enabling and facilitating the cooperation and inter-operation of multiple applications of widely differing design and developmental generations. NEONet operates on a heterogeneous mix of hardware and underlying software platforms, utilizing existing transaction management capabilities found in the underlying operating environments.

     NEON's core technologies have been integrated into an enterprise level information broker architecture that leverages the benefits of individual modules to deliver the following additional benefits:

     - Employs dynamic formatting and exactly once guaranteed delivery to abstract the translation and delivery of information across applications;

     - Simplifies the intrusion into new or legacy programs needed for such programs to inter-operate;

     - Uses a non-programmatic and declarative rather than procedural definition toolset, allowing configuration and maintenance workloads to scale comfortably by describing formats for input and output as the number of interfaces increases;

     - Maintains transaction level reliability and state matching for the transmission of critical data;

     - Provides independent scaleability across all modules to service information-intensive enterprises;

     - Combines implicitly asynchronous architecture and high reliability to permit all nodes of a network to operate at enhanced efficiency;

     - Operates transparently over the wide range of computing hardware, network and operating software often found in today's information technology environments;

     In addition, the Company's Rapport product provides an integrated customer contact and status application utilizing client/server, relational database, and web browser technology, which integrates customer information, contact and financial data.

  PROPRIETARY TECHNOLOGIES

     Rules Engine. The Rules Engine combines the ability to support the high degree of expressiveness and flexibility of a Boolean logic model with predictable performance, previously available only in significantly less functional single field evaluation models. In addition, the Rules Engine is capable of supporting a high number of rules without suffering performance degradation. The Rules Engine examines the value of any field, or group of fields found in or derivable from the message using Boolean operators to determine subsequent actions. Using either the NEON GUI panels, or APIs provided by the Rules Engine for programmatic rules updates, subscribers can assert rules that will cause the Rules Engine to select only those instances of messages that meet their particular needs and specify their format and delivery instructions.

     Formatter. Applications exchanging data rarely use the same format even though the data may have consistent semantic meaning. Existing commercial reformatter tools, whether script or GUI-based, are typically procedural in nature, requiring that each conversion from one format to another be individually coded into the tool. This is particularly true when such applications are a mix of legacy, purchased, and newly developed applications. Accomplishing reformatting in the delivery layer frees programmers from having to manually code all of the transformations. The Formatter uses a declarative architecture, meaning that format structures and rules themselves are described during configuration and stored in a format repository. Conversion of one format to another is derived at execution time by the Formatter. The Formatter can interpret and build a wide range of fixed, variable, and recursive formats including proprietary and standard, and can derive as well as transform data using calculations, tables and exits.

     Messaging and Queuing. NEONet's Messaging and Queuing technology provides a fast, simple and portable cross-platform guaranteed delivery messaging and queuing mechanism without the need to poll queues. A program sends a message to another by simply naming the target and sending it to NEONet. The sending program no longer needs to be concerned about the recipient's characteristics or even if it is currently available.

The message is queued locally and is a recoverable component of the sender's transaction, which is then able to continue processing. A receiving program obtains one or more messages from NEONet as the messages become available or when the receiving program becomes available. The receipt of the message then becomes a recoverable component of the receiver's transaction, and the delivery of messages is guaranteed as to uniqueness and order.

RESEARCH AND DEVELOPMENT

     The Company has made substantial investments since inception in research and development. The Company first introduced NEONet in January 1996, and released new versions periodically throughout 1996 and 1997. Each new version of NEONet consisted of substantially rewritten code providing greater functionality, higher performance and greater integration capabilities.

     The Company's research and development efforts are focused primarily on the extension of NEONet's capabilities, additional hardware, operating system and network platform support, the development of additional functionality and libraries for targeted vertical markets, and quality assurance and testing. The Company's research and development staff is also engaged in advanced development efforts to exploit the Company's core technology and expand the markets for the Company's products. These areas include, for example, development of rules-based programming tools to replace conventional application logic, dynamic generation of interfaces between existing technology layers, and event-driven workflow dispatching and routing. The Company makes available new product releases approximately every six months. This provides a means to disseminate features and functions requested by customers as the Company continues to address specific targeted markets. In addition, the Company believes that this discipline spurs continual innovation and quality control throughout the development and quality assurance organizations. As of March 31, 1998, the Company's research and development staff consisted of 108 persons. The Company's research and development expenditures in 1995, 1996, 1997 and the first quarter of 1998 were approximately $1.1 million, $3.7 million, $7.7 million and $2.7 million, respectively, and represented 88%, 51%, 34% and 28% of total revenues, respectively, during such periods. In December 1997 the Company entered into a joint product development agreement with IBM designed to integrate IBM's MQSeries product with certain of the Company's products.

     To extend the interoperability of the Company's products, the Company is currently developing NEON OpenBroker, an open interface designed to interoperate with IBM MQSeries, Microsoft MSMQ, Object Request Brokers (ORBs), Transaction Processing (TP) Monitors, and a variety of other products and Architectures.

     The markets for the Company's products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. The Company's future success will depend to a substantial degree upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging and evolving industry standards. The Company budgets for research and development based on planned product introductions and enhancements. Actual expenditures, however, may significantly differ from budgeted expenditures. Inherent in the product development process are a number of risks. The development of new, technologically advanced software products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The introduction of new or enhanced products also requires the Company to manage the transition from older products in order to minimize disruption in customer ordering patterns, as well as ensure that adequate supplies of new products can be delivered to meet customer demand. There can be no assurance that the Company will successfully develop, introduce or manage the transition to new products. The Company has in the past, and may in the future, experience delays in the introduction of its products, due to factors internal and external to the Company. Any future delays in the introduction or shipment of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new product transitions could adversely affect the Company's results of operations, particularly on a quarterly basis. See "Risk Factors -- Rapid Technological Change; Platform Coverage; Dependence on New Products."

COMPETITION

     The market for the Company's products is intensely competitive and is expected to become increasingly competitive as current competitors expand their product offerings and new competitors enter the market. The Company's current competitors include a number of companies offering one or more solutions to the application integration problem, some of which are directly competitive with the Company's products.

     To date, the Company has faced competition and sales resistance from the internal information technology departments of potential customers that have developed or may develop in-house systems that may substitute for those offered by the Company. The Company expects that internally developed application integration systems will continue to be a principal source of competition for the foreseeable future. In particular, the Company has had difficulties making sales to organizations whose internal development groups have already progressed significantly toward completion of systems that the Company's products might replace, or where the underlying technologies used by such groups differ fundamentally from the Company's products.

     The Company's competitors also include software vendors targeting the enterprise application integration market through various technological solutions. For example, Microsoft, BEA and others provide messaging and queuing solutions that compete with the NEONet Messaging and Queuing module. In the future these vendors could elect to provide a more complete integration solution that would also compete with NEONet's dynamic formatting and rules-based engine modules. In addition, a number of other companies provide alternative solutions to application integration utilizing other technologies such as data synchronization, transaction monitoring, and subject-based publish/subscribe messaging systems. The Company also faces competition from relational database vendors such as Oracle, Informix, Sybase and Microsoft. In addition, NEON faces competition from vendors offering EAI capabilities, including TSI International Software Ltd., Active Software and Vitria Technologies, Inc.

     The Company also may face competition from system integrators and professional service organizations which design and develop custom systems and perform custom integration. Certain of these firms may possess industry specific expertise or reputations among potential customers for offering enterprise solutions to application integration needs. These systems integrators and consulting firms can be resellers of the Company's products and may engage in joint marketing and sales efforts with the Company. The Company relies upon such firms for recommendations of NEONet products during the evaluation stage of the purchase process, as well as for implementation and customer support services. These systems integrators and consulting firms may have similar, and often more established, relationships with the Company's competitors, and there can be no assurance that these firms will not market or recommend software products competitive with the Company's products.

     Most of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than the Company. In addition, many of the Company's competitors have well-established relationships with current and potential customers of the Company, have extensive knowledge of the application integration industry, and are capable of offering a single-vendor solution. As a result, the Company's competitors may be in a better position than the Company to devote significant resources toward the development, promotion and sale of their products and to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that the competition will increase as a result of software industry consolidations. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not materially adversely affect its business, financial condition and results of operations. See "Business -- Competition."

     The Company believes that the principal competitive factors affecting its market include product features such as heterogeneous computing platforms, responsiveness to customer needs, scaleability, adaptability, support of a broad range of functionality, performance, ease of use, quality, price, and availability of professional services for product implementation, customer service and support, effectiveness of sales and marketing efforts, and company and product reputation. Although the Company believes that it currently competes favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical, and other resources than the Company.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect its proprietary rights. The Company presently has no patents, but has three patent applications pending. Despite the Company's efforts to protect its proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. Moreover, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, attempts may be made to copy or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Accordingly, there can be no assurance that the Company will be able to protect its proprietary rights against unauthorized third-party copying or use, which could materially adversely affect the Company's business, operating results or financial condition. Moreover, there can be no assurance that others will not develop products that infringe the Company's proprietary rights, or that are similar or superior to those developed by the Company. Policing the unauthorized use of the Company's products is difficult and litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition or results of operations.

     There can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that application integration software developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. In this regard, the Company is aware that certain of its competitors have U.S. patents covering certain aspects of publish/ subscribe messaging systems. One of these competitors has invited the Company to consider discussing a license under its patent. The Company believes its NEONet product does not infringe any valid claim of any of these patents. However, any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect upon the Company's business, financial condition and operating results. There can be no assurance that such royalty or licensing agreements, if required, would be available on terms acceptable to the Company, or at all. Moreover, the cost of defending patent litigation could be substantial, regardless of the outcome. There can be no assurance that legal action claiming patent infringement will not be commenced against the Company, or that the Company would necessarily prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a patent claim against the Company was successful and the Company could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, the Company's business, financial condition and results of operations would be materially adversely affected.

     The Company is aware that a number of organizations are utilizing the names Neon and New Era as either a trademark or tradename or both. In particular, the Company has received notices from NEON Systems, Inc. and Neon Software, Inc. alleging that the Company's use of NEON as a tradename and/or trademark violates such respective companies' proprietary rights. Such claims or any additional claims against the Company alleging trademark or tradename infringement could be time consuming and result in costly litigation. A successful claim regarding the infringement of a trademark and/or tradename could result in substantial monetary damages against the Company or an injunction prohibiting the use by the Company of the particular trademark or tradename. Any such injunction could materially adversely affect the Company's corporate or product name recognition and marketing efforts. Accordingly, any monetary damages or injunction could have a material adverse effect upon the Company's business, financial condition and results of operations.

EMPLOYEES

     As of March 31, 1998, the Company employed 255 persons, including 89 in sales, marketing and field operations, 108 in research and development, 36 in finance and administration and 22 in client services. Of these, 65 are located in the United Kingdom, three are located in Australia and the remainder are located in the United States. None of the Company's employees are represented by a labor union. The Company has experienced no work stoppages and believes its relationship with its employees is good.

     The Company's future success will depend in large part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement. The loss of any of the Company's senior management or other key research, development, sales and marketing personnel, particularly if lost to competitors, could have a material adverse effect on the Company's business, operating results and financial condition. In particular, the services of George F. (Rick) Adam, Jr., Chief Executive Officer and Harold Piskiel, Chief Technology Officer would be difficult to replace. The Company's future success will depend in large part upon its ability to attract, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services offered by the Company and there can be no assurance that the Company will be able to continue to attract and retain sufficient numbers of highly skilled employees. Because of the complexity of the application integration software market, the Company has in the past experienced, and expects in the future to experience a significant time lag between the date on which technical and sales personnel are hired and the time at which persons become fully productive. If the Company is unable to manage the post-sales process effectively, its ability to attract repeat sales or establish strong account references could be adversely affected, which may materially affect the Company's business, financial condition and results of operations. See "Management."

FACILITIES

     The Company's principal administrative, engineering, manufacturing, marketing and sales facilities total approximately 34,400 square feet, and are located in Englewood, Colorado. In addition, the Company leases offices in New York City, London, England and Sydney, Australia. The Company believes that its current facilities are adequate to meet its needs through the next twelve months, and that, if required, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms.

LEGAL PROCEEDINGS

     As of the date hereof, there is no material litigation against the Company. From time to time, the Company is a party to litigation and claims incident to the ordinary course of business. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Company's business, financial condition and operating results.

                                   MANAGEMENT

     The executive officers and directors of the Company and certain information about them are as follows:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
George F. (Rick) Adam, Jr.(1)(c)..........  51    Chairman of the Board, Chief Executive
                                                  Officer, President and Director
Harold A. Piskiel(2)......................  51    Executive Vice President, Chief Technology
                                                  Officer and Director
Stephen E. Webb...........................  49    Senior Vice President and Chief Financial
                                                  Officer
Robert I. Theis...........................  38    Senior Vice President and Chief Marketing
                                                  Officer
Frederick T. Horn.........................  44    Senior Vice President of Product
                                                  Development and Client Services
Leonard M. Goldstein......................  51    Senior Vice President, Senior Counsel and
                                                  Secretary
Frank A. Russo, Jr........................  53    President, North American Operations
Peter T. Hoversten........................  43    Senior Vice President, Application
                                                  Engineering
Michael E. Jaroch.........................  53    Senior Vice President of Human Resources
James C. Parks............................  54    Vice President of Finance and Controller
Steve Lazarus(a)(b)(c)(1).................  66    Director
Mark L. Gordon(a)(3)......................  46    Director
James A. Reep(b)(2).......................  46    Director
Elisabeth W. Ireland(3)...................  41    Director
Patrick J. Fortune(3).....................  51    Director

---------------

(a) Member of the Compensation Committee.

(b) Member of the Audit Committee.

(c) Member of the Nominating Committee.

(1) Mr. Adam and Mr. Lazarus are Class I Directors and will stand for re-election at the 2000 annual meeting of the stockholders.

(2) Mr. Piskiel and Mr. Reep are Class II Directors and will stand for re-election at the 1999 annual meeting of the stockholders.

(3) Mr. Gordon, Ms. Ireland and Mr. Fortune are Class III Directors and will stand for re-election at the 1998 annual meeting of the stockholders.

     Mr. Adam has served as Chairman of the Board, Chief Executive Officer, President and a Director of the Company since founding the Company in June 1993. From 1987 to 1993, Mr. Adam was General Partner of Goldman, Sachs & Co. and served as the Chief Information Technology Officer. From 1980 to 1987, Mr. Adam was Chief Information Officer and Vice President of Personnel for Baxter Health Care Corporation. Mr. Adam received a B.S. degree from the U.S. Military Academy, West Point, New York.

     Mr. Piskiel has served as Executive Vice President, Chief Technology Officer and a Director of the Company since joining the Company in March 1995. From 1993 to 1995, Mr. Piskiel served as Vice President of Data Distribution for Merrill Lynch & Co. From 1984 to 1993, Mr. Piskiel served as Vice President of Data Administration and Distribution Architecture at Goldman, Sachs & Co. Mr. Piskiel holds a B.A. degree from Long Island University.

     Mr. Webb has served as Senior Vice President and Chief Financial Officer of the Company since joining the Company in December 1996. Prior to December 1996, Mr. Webb served as the Executive Vice President and Chief Financial Officer of Telectronics Pacing Systems, Inc., an international manufacturer and distributor of implantable electronic cardiac devices, from April 1994 to December 1996. Prior to working at Telectronics Pacing Systems, Inc., Mr. Webb spent seventeen years with Hewlett-Packard Company, most recently as Controller of the HP Software Business Unit. Mr. Webb holds a B.A. degree from Stanford University and an M.B.A. degree from the Harvard Graduate School of Business.

     Mr. Theis has served as Senior Vice President and Chief Marketing Officer since joining the Company in October 1996. Prior to joining the Company. Mr. Theis served as Managing Director of the Worldwide Financial Services Industry Group of Sun Microsystems, Inc. from April 1986 to October 1996. Prior to joining Sun Microsystems, Mr. Theis served as the workstation program manager for Silicon Graphics. Mr. Theis received a B.S. degree from the University of Pittsburgh, Pennsylvania.

     Mr. Horn has served as Senior Vice President of Product Development and Client Services since joining the Company in July 1996. From January 1994 to July 1996, Mr. Horn was a partner with Ernst & Young, LLP in the Management Consulting Group, where he specialized in financial industry consulting. From February 1992 through December 1993, Mr. Horn served as a Managing Director of SHL Systemhouse, a software services firm. Prior to joining SHL Systemhouse, Mr. Horn served as a Vice President of Goldman, Sachs & Co. Mr. Horn received his B.A. degree from Northwestern University.

     Mr. Goldstein has served as Senior Vice President, Senior Counsel and Secretary since joining the Company in July 1996. From 1976 to July 1996, Mr. Goldstein practiced law privately with the firm of Feder, Morris, Tamblyn and Goldstein, for which firm he served as Managing Partner and President. Mr. Goldstein holds a B.A. degree from American University and a J.D. degree from the State University of New York at Buffalo School of Law.

     Mr. Russo has served as President, North American Operations since January 1, 1998. Prior to that position, Mr. Russo served as Senior Vice President of Sales and Field Operations, Eastern Region since joining the Company in March 1996. Prior to March 1996, Mr. Russo served as the President and Chief Executive Officer of Strategic Marketing Information, Inc. From 1989 to 1991, Mr. Russo served as President of Spectrum Healthcare Solutions. From 1987 through 1989, Mr. Russo served as President of Baxter-Travenol's Systems Division. Mr. Russo holds B.B.A. and M.B.A. degrees from Adelphi University.

     Mr. Hoversten has served as Senior Vice President, Application Engineering since April, 1998. Mr. Hoversten served as Senior Vice President, Application Development and Field Operations from May 1, 1997 to April, 1998. From January 1989 to May 1997, Mr. Hoversten served as a Vice President of Technology at Goldman, Sachs & Co. Mr. Hoversten holds a B.S. degree from the University of Pennsylvania.

     Mr. Jaroch has served as Senior Vice President of Human Resources since he joined the Company in April 1996. From 1995 to 1996, Mr. Jaroch served as Senior Consultant to Intersource Executive Search, an executive recruiting firm. From 1990 to 1995, Mr. Jaroch served as the Senior Human Resources Administrator for Lockheed Aeronautical Systems Company. Mr. Jaroch received a B.S. degree from Northern Illinois University and an M.B.A. from Lake Forest Graduate School of Business.

     Mr. Parks has served as Vice President of Finance and Controller of the Company since joining the Company in January 1996. From 1984 through January 1996, Mr. Parks consulted for various start-up technology companies in the roles of Chief Financial Officer and Controller. Prior to 1984, Mr. Parks served as a Manager of Arthur Andersen in Denver, Colorado. Mr. Parks holds a B.A. degree from University of Northern Colorado and an M.B.A. degree from the University of Denver, Colorado.

     Mr. Lazarus has served as a Director of the Company since April 1995. Since 1986, Mr. Lazarus has served as a senior principal of various venture capital funds associated with ARCH Venture, including President and Chief Executive Officer of ARCH Development Corporation and Managing Director of ARCH Venture Partners. From 1986 to 1994, Mr. Lazarus served as the Associate Dean of the Graduate School of Business of the University of Chicago. He currently serves as a director of Amgen, Primark, Nanophase Technologies and Illinois Superconductor. Mr. Lazarus holds a B.A. degree from Dartmouth College and an M.B.A. degree from the Harvard Graduate School of Business.

     Mr. Gordon has served as a Director of the Company since the Company's inception. Since 1980, Mr. Gordon has been a partner in the law firm of Gordon & Glickson PC, directing the firm's information technology practice. Mr. Gordon holds a B.A. degree from the University of Michigan and a J.D. degree from the Northwestern University School of Law.

     Mr. Reep has served as a Director of the Company since March 1996. Since 1980, Mr. Reep has served as Chairman and Director of First Consulting Group, an information consulting firm specializing in health care systems that he co-founded. Mr. Reep holds a B.S. degree from California State University at Long Beach and an M.B.A. degree from the University of Chicago.

     Ms. Ireland has served as a Director of the Company since January 1998. Since January 1994, Ms. Ireland has been a partner with the Hamilton Companies, an investment partnership. From 1988 to 1994, Ms. Ireland was a private investor and consultant. From 1986 to 1988, Ms. Ireland was Director of Marketing and Sales for Bloomberg L.P., a financial information service. Ms. Ireland holds an A.B. Degree from Smith College and an M.B.A. from the Wharton School at the University of Pennsylvania.

     Dr. Fortune has served as director of the Company since February 1998. Since October 1995, Dr. Fortune has been Vice President, Information Technology and Chief Information Officer for Monsanto Company. From September 1994 to September 1995, Dr. Fortune served as President and Chief Operating Officer of Coram Healthcare Corporation in Colorado. From December 1991 to August 1994, Dr. Fortune was Vice President, Information Management at Bristol-Myers Squibb. Dr. Fortune holds a B.A. degree from the University of Wisconsin, an M.B.A. from Northwestern University and a Ph.D. in physical chemistry from the University of Wisconsin. Dr. Fortune serves on the Board of Directors of Parcxel International Corporation, a publicly traded contract research organization.

     The Company's Amended and Restated Bylaws (the "Bylaws"), as amended, provide for seven directors divided into three classes. The initial term of Class III directors is through the first annual meeting of stockholders held in May 1998, the initial term of Class II directors is through the 1999 annual meeting of stockholders, and the initial term of Class I directors is through the 2000 annual meeting of stockholders, and the subsequent terms for directors of each class is three years, in each case until their successors have been elected and qualified. Officers serve at the discretion of the Board. There are no familial relationships among any of the directors or officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a Compensation Committee, an Audit Committee and a Nominating Committee. The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for the Company's officers and employees and administers the Company's incentive plans. The Audit Committee reviews the results and scope of the audit and other accounting related services and reviews and evaluates the Company's internal audit and control functions. The Nominating Committee recommends candidates to fill vacancies on the Board of Directors and a slate of directors at the annual meeting of the Company, evaluates the composition of the Board and reviews the compensation of Board members.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors currently consists of Messrs. Lazarus and Gordon, neither of whom is an officer or employee of the Company. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity, except for the following: Mr. Gordon is a partner at Gordon & Glickson, a law firm that has provided legal services for the Company. During 1995 and 1996, the total amounts paid to Gordon & Glickson for services performed were $78,766 and $198,932, respectively. See "Certain Transactions."

DIRECTOR COMPENSATION

     Each director of the Company receives $1,000 plus reimbursement for all expenses per Board of Director meeting attended, as their sole cash remuneration. In addition, each non-employee director may participate in the Company's 1997 Director Option Plan. See "Employee Benefit Plans -- 1997 Director Option Plan."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company during the fiscal years ended December 31, 1996 and 1997 to the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers who were serving as executive officers at the end of the 1997 fiscal year (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                               COMPENSATION
                                                                                  AWARDS
                                                       ANNUAL COMPENSATION     ------------
                                                      ----------------------    SECURITIES     ALL OTHER
                                             FISCAL                   BONUS     UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                   YEAR    SALARY($)(1)     ($)      OPTIONS(#)        ($)
---------------------------                  ------   ------------   -------   ------------   ------------
George F. (Rick) Adam, Jr..................   1997      $162,500          --      11,000           --
  Chairman of the Board, President and        1996       140,000     $40,000          --           --
  Chief Executive Officer
Frank A. Russo, Jr.........................   1997       233,362          --      30,275           --
  President of U.S. Sales and Field
  Operations                                  1996       118,921          --      46,932           --
Kevin Scully...............................   1997       355,418          --      48,396           --
  Senior Vice President of Sales and          1996       182,290          --      57,064           --
  Field Operations, Financial Services
Stephen E. Webb............................   1997       139,167      45,079      11,000           --
  Senior Vice President and                   1996         1,000          --      67,999           --
  Chief Financial Officer
Harold A. Piskiel..........................   1997       152,500          --      13,000           --
  Executive Vice President and                1996       140,000          --      26,666           --
  Chief Technology Officer

---------------

(1) These amounts reflect salary paid for the full fiscal years ended 1996 and 1997. Excludes certain perquisites and other personal benefits, such as life insurance premiums paid by the Company. In the case of Kevin Scully and Frank A. Russo, Jr., salary includes commissions earned in each year. Mr. Scully, as of February 28, 1998, resigned as an executive officer of the Company.

  Option Grants and Exercises in Last Fiscal Year

     The following tables set forth information regarding stock options granted to and exercised by the Named Executive Officers during the last fiscal year, as well as options held by such officers as of December 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                POTENTIAL REALIZABLE
                                                           INDIVIDUAL GRANTS                      VALUE AT ASSUMED
                                          ---------------------------------------------------      ANNUAL RATES OF
                                          NUMBER OF      PERCENT OF                                  STOCK PRICE
                                          SECURITIES   TOTAL OPTIONS                              APPRECIATION FOR
                                          UNDERLYING     GRANTED TO                                OPTION TERM(4)
                                           OPTIONS      EMPLOYEES IN    EXERCISE   EXPIRATION   ---------------------
NAME                                      GRANTED(1)   FISCAL YEAR(2)    PRICE      DATE(3)        5%          10%
----                                      ----------   --------------   --------   ----------   ---------   ---------
George F. (Rick) Adam, Jr...............     5,000          0.41%        $13.20      6/16/02     $18,235     $40,294
                                             6,000          0.49          13.61     11/13/02      22,565      49,863
Frank A. Russo, Jr.(5)..................       266          0.02           9.00      2/27/02         661       1,462
                                               800          0.06           9.00      3/30/02       1,989       4,396
                                             1,333          0.11           9.00      5/29/02       3,315       7,324
                                             5,000          0.41          12.00      6/16/02      16,577      36,631
                                             3,388          0.28          16.50      6/29/02      15,445      34,129
                                               602          0.05          16.50      6/29/02       2,744       6,064
                                             1,064          0.09          13.88      7/30/02       4,079       9,013
                                             1,330          0.11          13.75      8/28/02       5,052      11,165
                                             2,926          0.24          13.75      9/29/02      11,115      24,562
                                               532          0.04          12.50     10/30/02       1,837       4,060
                                             1,862          0.15          12.75     11/29/02       6,559      14,494
                                            11,172          0.91          11.25     12/30/02      34,724      76,732
Kevin Scully(6).........................     1,333          0.11           9.00      1/30/02       3,315       7,324
                                             1,333          0.11           9.00      2/27/02       3,315       7,324
                                             7,278          0.59           9.00      3/30/02      18,097      39,990
                                               988          0.08           9.00      3/30/02       2,457       5,429
                                               179          0.01           9.00      4/29/02         445         984
                                             3,820          0.31           9.00      4/29/02       9,499      20,989
                                             1,333          0.11           9.00      5/29/02       3,315       7,324
                                             5,000          0.41          12.00      6/16/02      16,577      36,631
                                             2,128          0.17          16.50      6/29/02       9,701      21,436
                                               798          0.06          13.88      7/30/02       3,059       6,760
                                             1,596          0.13          13.75      8/28/02       6,063      13,398
                                             5,054          0.41          13.75      9/29/02      19,199      42,426
                                               532          0.04          12.50     10/30/02       1,837       4,060
                                             4,256          0.35          12.75     11/29/02      14,992      33,129
                                            12,768          1.04          11.25     12/30/02      39,685      87,694
Stephen E. Webb.........................     5,000          0.41          12.00      6/16/02      16,577      36,631
                                             6,000          0.49          12.34     11/13/02      20,514      45,330
Harold A. Piskiel.......................     7,000          0.57          12.00      6/16/02      23,208      51,283
                                             6,000          0.49          12.34     11/13/02      20,514      45,330

---------------

(1) All options in this table are incentive stock options and were granted under the Amended and Restated 1995 Stock Option Plan and have exercise prices equal to the fair market value on the date of grant. All such options have five-year terms. All options vest over a three-year period, except as noted in footnote six below, at the rate of one-sixth, one-third and one-half at the end of each year from the date of grant.

(2) The Company granted options to purchase 1,231,571 shares of Common Stock to employees and consultants in fiscal 1997.

(3) Options may terminate before their expiration upon the termination of optionee's status as an employee or consultant, the optionee's death or an acquisition of the Company.

(4) Potential realizable value assumes that the stock price increases from the exercise price from the date of grant until the end of the option term (5 years) at the annual rate specified (5% and 10%). Annual compounding results in total appreciation of approximately 28% (at 5% per year) and 61% (at 10% per year). If the price of the Company's Common Stock were to increase at such rates from the price at 1997 fiscal year end ($11.25 per share) over the next 5 years, the resulting stock price at 5% and 10% appreciation would be $14.35 and $18.11, respectively. The assumed annual rates of appreciation are specified in SEC rules and do not represent the Company's estimate or projection of future stock price growth. The Company does not necessarily agree that this method can properly determine the value of an option.

(5) A total of 25,275 options granted to Mr. Russo vest at the earlier of the collection of certain sales receivables by the Company or the third anniversary from the date of grant.

(6) Mr. Scully, as of February 28, 1998, resigned as an executive officer of the Company. A total of 43,396 options granted to Mr. Scully vest at the earlier of the collection of certain receivables by the Company or the third anniversary from the date of grant. Under the provisions of an agreement between Mr. Scully and the Company, all options will cease vesting on January 8, 1999 and all unexercised options will terminate on March 9, 1999.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth, for each of the officers in the Summary Compensation Table, certain information concerning stock options exercised during fiscal 1997, and the number of shares subject to both exercisable stock options as of December 31, 1997. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of December 31, 1997.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                   SHARES       VALUE     OPTIONS AT FISCAL YEAR END       FISCAL YEAR END($)(1)
                                 ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
             NAME                EXERCISE(#)     ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----                -----------   --------   -----------   -------------   -----------   -------------
George F. (Rick) Adam, Jr. ....      --           --            --         11,000              --             --
Frank A. Russo, Jr. ...........      --           --        19,754         57,453        $ 76,474       $349,983
Kevin Scully(2)................      --           --        44,813         60,647         154,439        350,001
Stephen E. Webb................      --           --        11,333         67,666          25,499        127,499
Harold A. Piskiel..............      --           --        27,777         58,555         242,494        372,499

---------------

(1) Market value of underlying securities based on the closing price of Company's Common Stock on December 31, 1997 (the last trading day of fiscal
    1997) on the NASDAQ National Market of $11.25 minus the exercise price.

(2) Mr. Scully, as of February 28, 1998, resigned as an executive officer of the Company.

EMPLOYEE BENEFIT PLANS

Amended and Restated 1995 Stock Option Plan.

     The Company's Amended and Restated 1995 Stock Option Plan (the "1995 Stock Option Plan") was adopted in 1995, amended in 1996 and amended and restated in January 1997. The 1995 Stock Option Plan provides for the grant to employees of the Company (including officers and employee directors) of incentive stock options and stock purchase rights ("SPRs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for the grant of nonstatutory stock options to employees and consultants of the Company. The 1995 Stock Option Plan is administered by the Board of Directors or a committee designated by the Board of Directors (the "Administrator"), which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. An aggregate of 2,333,333 shares of Common Stock are reserved for issuance under the 1995 Stock Option Plan, of which, as of March 31, 1998, options to purchase an aggregate of 2,126,320 shares were outstanding and an aggregate of 25,652 shares remained available for future grants. The foregoing share figures do not include the following amendments to the 1995 Stock Option Plan which have been submitted to the Company's stockholders for approval at the 1998 Annual Meeting of Stockholders (the "Annual Meeting"): (i) an increase in the number of shares reserved for issuance under the 1995 Stock Option Plan by 500,000 shares and (ii) the automatic increase in the number of shares reserved for issuance under the 1995 Stock Option Plan upon the expiration of each fiscal year following the annual meeting of stockholders in an amount equal to the lesser of 350,000, 3% of the outstanding shares of the Company's Common Stock on such date or a lesser amount determined by the Board of Directors. The exercise price of all incentive stock options granted under the 1995 Stock Option Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1995 Stock Option Plan shall be determined by the Administrator. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1995 Stock Option Plan may not exceed ten years.

     In the event of a Change in Control of the Company, as defined in the 1995 Stock Option Plan, all outstanding options granted under the plan prior to December 31, 1996 shall become vested and exercisable in full and shall be assumed or an equivalent option substituted by the successor corporation; if the successor corporation refuses to assume or substitute for such options, then such options shall be exercisable in full for a period of fifteen days after notice from the Administrator, and shall thereafter terminate. With respect to options granted on or after January 1, 1997, upon any Change in Control each such option shall be assumed or an equivalent option substituted by the successor corporation or, if the successor corporation refuses to assume or substitute for the outstanding options, such options will become fully vested and exercisable for a period of fifteen days after notice from the Administrator, and shall thereafter terminate; in addition, each holder of an option granted under the plan on or after January 1, 1997 and assumed or substituted upon a change in control shall be entitled to an additional twelve months of vesting following any involuntary termination of the optionee's employment with the successor corporation within twelve months following the Change in Control. Unless terminated sooner, the 1995 Stock Option Plan will terminate ten years from its effective date. The Board has authority to amend or terminate the 1995 Stock Option Plan, provided that no such action may impair the rights of the holder of any outstanding options without the written consent of such holder.

     Options and SPRs granted under the 1995 Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by such optionee. Generally, options granted under the 1995 Plan must be exercised within thirty days of the end of an optionee's status as an employee or consultant of the Company, or within twelve months after such optionee's termination by death or disability, but in no event later than the expiration of the option term. In the case of SPRs, unless the Administrator determines otherwise, the Company will have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). Such repurchase option lapses at a rate determined by the Administrator. The purchase price for shares repurchased by the Company will be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company.

1997 Employee Stock Purchase Plan.

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted in January 1997 and became effective upon the closing of the Company's initial public offering. A total of 216,666 shares of Common Stock has been reserved for issuance under the Purchase Plan. The foregoing share figure does not include the following amendments to the Purchase Plan that have been submitted to the Company's stockholders for approval at the Annual Meeting: (i) an increase in the number of shares reserved for issuance under the Purchase Plan by 100,000 shares and (ii) an automatic increase in the number of shares reserved for issuance under the Purchase Plan on the last day of each fiscal year equal to the lesser of 100,000, 1.5% of the outstanding shares of the Company's Common Stock on such date or a lesser amount determined by the Board of Directors, Plus any shares required by the Company during the fiscal year ending on such date. The Purchase Plan is intended to qualify under Section 423 of the Code. Offering periods may be up to 24 months in duration and may include several purchase periods as determined by the Board. The initial offering period commenced on June 18, 1997 and ended on the last business day on or prior to August 15, 1997, and subsequent offering periods are initially expected to end on February 15 and August 15 of each year. Employees are eligible to participate if they are regularly employed by the Company for at least twenty hours per week and more than five months in any calendar year.

     The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's eligible compensation (20% in the first offering period), including base salary, commissions, bonuses, overtime and other cash compensation, at a price equal to 85% of the fair market value of the Common Stock at the beginning of each offering period or the purchase date, whichever is lower. In the event of certain changes in control of the Company, the Purchase Plan provides that the Board of Directors will shorten the offering period by setting a new purchase date to occur before the change in control event. Unless terminated sooner, the Purchase Plan will terminate ten years after its effective date. The Board of Directors has the authority to amend or terminate the Purchase Plan provided that no such action adversely affects the rights of any participant.

1997 Director Option Plan.

     The Board of Directors adopted the 1997 Director Option Plan (the "Director Plan") in January 1997 to provide for the automatic grant to non-employee directors of the Company of options to purchase shares of Common Stock. The Director Plan is administered by the Board, unless the Board delegates administration to a committee. An aggregate of 100,000 shares of Common Stock has been reserved for issuance under the Director Plan, subject to adjustment in the event of certain capital changes. Each non-employee director who first becomes a director after the effective date of the Offering shall automatically be granted an option to purchase 16,666 shares on the date on which such person first becomes a non-employee director. In addition, each non-employee director shall be automatically granted an option to purchase 5,000 shares each year commencing on the day after the annual stockholder meeting. Options granted under the Director Plan expire ten years after the date of grant and have an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant. Initial options granted under the Director Plan shall become exercisable cumulatively after three years as to one-third of the shares subject to the option on each anniversary of the grant date, provided the optionee continues to serve as a director. Each annual grant under the Director Plan shall become exercisable in full on the third anniversary of the grant date, provided the optionee continues to serve as a director. In the event of any Change in Control of the Company, as defined in the Director Plan, outstanding options under the Director Plan must be assumed (or an equivalent option substituted) by the successor corporation, or the options shall become exercisable in full for at least 15 days after notice by the Company. In addition, if within one year following such a Change in Control a director shall involuntarily cease to be a director, the director shall be entitled to option vesting through the date of termination as a director plus one additional year thereafter.

     Prior to the adoption of the Director Plan, the directors of the Company received the following grants under the 1995 Stock Option Plan; Mark Gordon was granted options to purchase an aggregate of 13,333 shares of Common Stock at an exercise price of $2.25 per share, of which 6,667 shares were vested at March 31, 1998; and James Reep was granted options to purchase an aggregate of 13,333 shares of Common Stock of at an exercise price of $2.25 per share, of which 6,667 shares were vested at March 31, 1998.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company shall indemnify its officers and directors, and may indemnify its employees and other agents to the fullest extent provided by Delaware law. The Company has obtained director and officer liability insurance with respect to certain matters, including matters arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any director or officer, employee or agent of the Company in which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     In March 1995, the Company issued 133,333 shares of Common Stock to Mr. Piskiel in exchange for an aggregate consideration of $18,000.

     Mr. Adam is the owner of Air America LLC, a private air charter company that has provided service to the Company. Total expenses for services rendered by Air America LLC to the Company were $84,506 in 1995. No services in excess of $60,000 were provided by Air America LLC to the Company in 1996 or 1997. In the first quarter of 1998, Air America LLC charged the Company $50,310 for air charter services.

     The Company was a party to a royalty agreement with Merrill Lynch under which the Company is obligated to pay royalties to Merrill Lynch on net revenues from licenses of NEONet, up to a total of $1.9 million. The royalty rate was 30% through 1996 and was revised to 10% in January 1997. Merrill Lynch is a stockholder of the Company. In addition, Merrill Lynch is a licensee of the Company's NEONet products.

     The Company has granted options to certain of its directors and executive officers. See "Management -- Option Grants in Last Fiscal Year," "-- Employee Benefit Plans -- 1997 Director Option Plan" and "Principal and Selling Stockholders."

     The Company has entered into indemnification agreements with each of its officers and directors. See "Management -- Limitation of Liability and Indemnification Matters."

     Mark L. Gordon, a director of the Company, is a partner at Gordon & Glickson, a law firm that has provided legal services for the Company. During 1995 and 1996, the total amounts paid to Gordon & Glickson by the Company for services performed were $78,766 and $198,932, respectively. No services in excess of $60,000 were provided to the Company by Gordon & Glickson in 1997.

     The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                    SHARES                                      SHARES
                                              BENEFICIALLY OWNED        NUMBER OF         BENEFICIALLY OWNED
                                             PRIOR TO OFFERING(2)     SHARES OFFERED      AFTER OFFERING(2)
                                            ----------------------    --------------    ----------------------
5% STOCKHOLDERS, DIRECTORS AND OFFICERS(1)   NUMBER     PERCENTAGE                       NUMBER     PERCENTAGE
------------------------------------------  ---------   ----------                      ---------   ----------
George F. (Rick) Adam, Jr.(3).........      2,827,384     30.69%         300,000        2,527,384     22.68%
  c/o New Era of Networks, Inc.
  New Era of Networks, Inc.
  7400 East Orchard Road
  Suite 230
  Englewood, Colorado 80111
Harold A. Piskiel(4)..................        162,776      1.76           15,000          147,776      1.32
  c/o New Era of Networks, Inc.
  New Era of Networks, Inc.
  7400 East Orchard Road
  Suite 230
  Englewood, Colorado 80111
Venrock Associates....................        650,086      7.06          235,000          415,086      3.73
  30 Rockefeller Plaza
  Room 5508
  New York, NY 10112
Venrock Associates II.................        317,019      3.44          115,000          202,019      1.81
  30 Rockefeller Plaza
  Room 5508
  New York, NY 10112
ARCH Venture Fund II..................        949,836     10.31          200,000          749,836      6.73
  8735 W. Higgins Road
  Suite 235
  Chicago, IL 60631
Edgemont Asset Management.............        600,000      6.51               --          600,000      5.38
  140 East 45th Street
  43rd Floor
  New York, NY 10017
DIRECTORS
Steve Lazarus(5)......................        966,503     10.48               --          766,503      6.88
Mark L. Gordon(6).....................          7,667         *               --            7,667         *
Elisabeth W. Ireland(7)...............         14,465         *               --           14,465         *
James Reep(8).........................          6,667         *               --            6,667         *
Patrick J. Fortune(9).................             --        --               --               --         *
EXECUTIVE OFFICERS
Frank A. Russo(10)....................         43,820         *               --           43,820         *
Kevin Scully(11)......................         73,753         *               --           73,753         *
Stephen E. Webb.......................         10,919         *            1,000            9,919         *
ADDITIONAL SELLING STOCKHOLDERS
Merrill Lynch Group, Inc..............        414,078      4.49          200,000          214,078      1.92
  c/o Merrill Lynch Group, Inc.
  World Financial Center, North Tower
  New York, NY 10281
Two persons, each holding less than 1% of
  the Common Stock outstanding prior to
  the offering(12)....................         36,079         *            5,500           30,579         *
All directors and executive officers as a
  group (15 persons)(13)..............      4,158,064     44.34          321,500        3,636,564     32.16

---------------

  *   Less than 1%.

 (1) Assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage of ownership is based on 9,213,666 shares of Common Stock outstanding on March 31, 1998 and 11,142,166 shares of Common Stock outstanding after completion of the Offering. The individual stockholder information in this table was obtained from filings made with the SEC pursuant to 13(d) or 13(g) of the Exchange Act. Unless otherwise indicated, the address of each of the individuals named above is: c/o New Era of Networks, Inc., 7400 East Orchard Road, Suite 2301, Englewood, Colorado 80111.

 (2) The number and percentage of shares beneficially owned is determined under rules of the Securities and Exchange Commission ("SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of March 31, 1998 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

 (3) Mr. Adam is also Chairman of the Board, President and Chief Executive Officer of the Company. Includes 40,991 shares of Common Stock held in the name of Adam's Investments I, LLLP, George F. Adam, III; 40,991 shares of Common Stock held in the name of Adam's Investments II, LLLP, John C. Adam; 15,302 shares of Common Stock held in the name of Adam's Investments III, LLLP, George F. Adam, Jr., Trustee for Gregory S. Adam; and 15,302 shares of Common Stock held in the name of Adam's Investments IV LLLP, George F. Adam, Jr., Trustee for Rebecca Adam; and 28,000 shares of Common Stock held in the name of the Adam Family Foundation, George F. Adam, Jr., Trustee.

 (4) Mr. Piskiel is also Executive Vice President and Chief Technology Officer of the Company. Includes 34,443 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of March 31, 1998.

 (5) Includes 949,836 shares of Common Stock registered in the name of ARCH Venture Fund II, L.P., a limited partnership of which Steve Lazarus is a general partner. Also includes 6,667 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of March 31, 1998.

 (6) Includes 6,667 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of March 31, 1998.

 (7) The Hamilton Companies, of which Ms. Ireland is a manager, holds a registered certificate for 180,814 shares of Common Stock of the Company. The Hamilton Companies distributed to Ms. Ireland an 8% interest in these shares, or 14,465 shares of Common Stock. The actual distribution of the 14,465 shares was 7,233 shares of Common Stock to Elisabeth W. Ireland, and 7,231 shares to Elisabeth W. Ireland and George R. Ireland as joint tenants.

 (8) Includes 6,667 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of March 31, 1998.

 (9) Patrick J. Fortune joined the Board of Directors of the Company on February 22, 1998. Mr. Fortune owns no Common Stock and is not yet vested in any stock options.

(10) Includes 43,820 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of March 31, 1998.

(11) Mr. Scully, as of February 28, 1998, resigned as an executive officer of the Company. Includes 4,000 shares of Common Stock held in the name of Mary Ann Dore, Mr. Scully's spouse; 500 shares of Common Stock held in the name of Kevin Scully, Custodian F/B/O Caitlin Scully, minor; 500 shares of Common Stock held in the name of Kevin Scully, Custodian F/B/O Micaela Scully, minor; 500 shares of Common Stock held in the name of Mary Ann Dore, Custodian F/B/O Kelly O'Connell, minor; 500 shares of Common Stock held in the name of Mary Ann Dore, Custodian F/B/O Christian O'Connell, minor. Also includes 66,753 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of March 31, 1998.

(12) Includes 1,000 shares held by Leonard M. Goldstein and 4,500 shares held by Frederick T. Horn.

(13) Includes 164,903 shares of Common Stock issuable upon the exercise of stock options exercisable within 60 days of March 31, 1998.

                          DESCRIPTION OF CAPITAL STOCK

     Effective upon completion of the Offering, the authorized capital stock of the Company shall consist of 45,000,000 shares of Common Stock, $0.0001 par value per share, and 2,000,000 shares of Preferred Stock, $0.0001 par value per share.

COMMON STOCK

     As of March 31, 1998, there were 9,213,666 shares of Common Stock outstanding held of record by approximately 60 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of this Offering will be fully paid and non-assessable.

PREFERRED STOCK

     The Company is authorized to issue 2,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

REGISTRATION RIGHTS

     Pursuant to a Registration Rights Agreement dated as of May 9, 1995, as amended September 20, 1995 and June 3, 1996, among the Company and certain holders of its securities (the "Rights Agreement"), the holders of approximately 4,466,666 shares of Common Stock (the "Registrable Securities") are entitled to certain rights with respect to the registration of the Registrable Securities under the Securities Act. Under the Rights Agreement, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other stockholders, the holders of Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Securities therein. Further, holders of Registrable Securities may require the Company to register all or a portion of their Registrable Securities on Form S-3, when such form becomes available for use by the Company, subject to certain conditions and limitations. The holders' rights with respect to all such registrations are subject to certain conditions, including the right of the underwriters to limit the number of shares included in any such registration. With respect to all registrations, other than those on Form S-3, the Company has agreed to pay all expenses related thereto, except for underwriting discounts and commissions and stock transfer taxes.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time during the prior three years has owned) 15% or more of the corporation's voting stock.

     The Company's Bylaws require that special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or by holders of at least 20% of the voting power of all then-outstanding shares of voting stock. The Company's Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. In addition, the Board of Directors is divided into three classes. The initial term of Class III directors is through the first annual meeting of stockholders on May 14, 1998, the initial term of the Class II directors is through the second annual meeting of stockholders following the Offering, and the initial term of the Class I directors is through the third annual meeting of stockholders following the Offering, and the subsequent terms for directors of each class is three years, in each case until their successors have been elected and qualified. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Boston EquiServe.

LISTING

     The Company's Common Stock is traded on the NASDAQ National Market under the trading symbol "NEON."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, assuming the issuance of 1,928,500 shares of Common Stock offered by the Company hereby (not including an aggregate of 450,000 shares of Common Stock which may be exercised pursuant to an over-allotment option granted to the Underwriters and assuming no exercise of options outstanding as of March 31, 1998), the Company will have outstanding 11,142,166 shares of Common Stock. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act.

     Of the remaining 8,142,166 shares outstanding upon completion of the offering, 4,691,220 will be "restricted securities" as that term is defined under Rule 144 (the "Restricted Shares") and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. Beginning on or about August 18, 1998 (90 days after the estimated completion date of the offering), upon expiration of lock-up agreements between the representatives of the underwriters and officers, directors and certain stockholders of the Company, approximately 831,183 Shares will be eligible for immediate sale without restriction under Rule 144(k) and approximately 3,860,037 Shares will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to compliance with the volume limitations and other restrictions under Rule 144.

     Any early release of the Lock-Up Agreements by the Underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of the Company's shares, may not be accompanied by an advance public announcement by the Company. In addition, certain holders of Common Stock have the right to include their shares in any future registration of securities effected by the Company to acquire the Company to register their shares for future sale, subject to certain exceptions.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that doe not exceed the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the company at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under the Rule 144(k) without regard to the requirements described above.

     In addition, a total of 2,333,333 shares of Common Stock reserved for issuance under the Company's 1995 Amended and Restated Stock Option Plan, of which options to purchase 2,126,320 shares of Common Stock were outstanding at March 31, 1998 (of these options 342,793 were vested and exercisable as of March 31, 1998), a total of 216,666 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan of which 48,644 had been purchased as of March 31, 1998 and a total of 100,000 shares of Common Stock reserved for issuance under the Company's 1997 Director Stock Option Plan, of which options to purchase 51,665 shares were outstanding as of March 31, 1998; due to the Lock-Up Agreements, shares issuable pursuant to such plans will not be eligible for resale into the public market until 90 days following the date of this Prospectus (or such earlier date on which UBS Securities LLC may elect to release the Lock-Up Agreements). See "Management -- Employee Benefit Plans."

     No prediction can be made as to the effect, if any, that markets sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future at a time and price which it deems appropriate. In addition, after the offering, the holders of approximately 4,265,629 shares of Common Stock (the "Registrable Securities") will be entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights of Certain Holders." If such holders, by exercising their demand registration rights, cause a larger number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to include in a Company initiated registration any Registrable Securities pursuant to the exercise of piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise capital.

                                  UNDERWRITING

     Subject to the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below (the "Underwriters"), for whom UBS Securities LLC, SBC Warburg Dillon Read Inc., Cowen & Company, SoundView Financial Group, Inc. and Volpe Brown Whelan & Company, LLC are serving as Representatives (the "Representatives"), have agreed to purchase, from the Company and the Selling Stockholders the following respective number of shares of Common Stock.

                                                                 TOTAL
                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                   ---------
UBS Securities LLC..........................................     510,000
SBC Warburg Dillon Read Inc.................................     510,000
Cowen & Company.............................................     510,000
SoundView Financial Group, Inc..............................     510,000
Volpe Brown Whelan & Company, LLC...........................     510,000
BancAmerica Robertson Stephens..............................     150,000
Bear, Stearns & Co. Inc.....................................     150,000
Dain Rauscher Wessels.......................................      75,000
John G. Kinnard & Company, Incorporated.....................      75,000
                                                               ---------
          Total.............................................   3,000,000
                                                               =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel, and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Underwriters propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $0.71 per share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other Underwriters or to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The executive officers, directors and certain other stockholders and option holders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, for a period of 90 days after the date of this Prospectus, without the prior written consent of UBS Securities LLC, subject to certain limited exceptions. The Company has agreed that it will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 90-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its Plans, provided that, without the prior written consent of UBS Securities LLC, such additional options shall not be exercisable during such period. See "Shares Eligible for Future Sale."

     In connection with this offering and in compliance with applicable law including Regulation M and industry practice, the Underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits UBS Securities LLC, as managing underwriter, to reclaim a selling concession from a syndicate member in connection with this offering when the Common Stock originally sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the NASDAQ National Market or otherwise. The Underwriters are not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     In connection with this offering, certain Underwriters, who are qualified registered market makers on the Nasdaq Stock Market, may engage in passive market making on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during the one day period before the commencement of the offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered before the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the Common Stock above independent market level and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Cooley Godward LLP, Boulder, Colorado.

                                    EXPERTS

     The financial statements of New Era of Networks, Inc. as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company intends to furnish to its stockholders annual reports containing audited financial statements with an opinion thereon expressed by an independent certified public accounting firm, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

     The Company has filed with the Securities and Exchange Commission a Registration Statement (including any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of this site is http://www.sec.gov.

                           NEW ERA OF NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1996 and 1995..........................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1996 and 1995..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1996 and 1995..........................  F-6
Notes to Consolidated Financial Statements..................  F-7
Consolidated Balance Sheets as of March 31, 1998 and
  December 31, 1997.........................................  F-19
Consolidated Statements of Operation for the three months
  ended March 31, 1998
  and 1997..................................................  F-20
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1998
  and 1997..................................................  F-21
Notes to Consolidated Financial Statements..................  F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To New Era of Networks, Inc.:

     We have audited the accompanying consolidated balance sheets of NEW ERA OF NETWORKS, INC. (a Delaware corporation) as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Era of Networks, Inc., as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado,
January 27, 1998.

                           NEW ERA OF NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1997           1996
                                                              ------------    -----------
Current assets:
  Cash and cash equivalents.................................  $  7,150,362    $ 2,887,466
  Short-term investments....................................    15,573,617        500,000
  Accounts receivable, net of allowance for uncollectible
     accounts of $300,000 and $150,000, respectively........    11,072,850      2,229,417
  Unbilled revenue..........................................     1,667,456             --
  Prepaid expenses and other................................     1,020,394         83,984
                                                              ------------    -----------
          Total current assets..............................    36,484,679      5,700,867
                                                              ------------    -----------
Property and equipment:
  Computer equipment and software...........................     2,725,144      1,132,049
  Furniture, fixtures and equipment.........................       640,218        363,720
  Leasehold improvements....................................        86,563         33,050
                                                              ------------    -----------
                                                                 3,451,925      1,528,819
  Less-accumulated depreciation.............................    (1,036,088)      (401,364)
                                                              ------------    -----------
  Property and equipment, net...............................     2,415,837      1,127,455
                                                              ------------    -----------
Other assets, net...........................................     1,328,659        244,416
                                                              ------------    -----------
          Total assets......................................  $ 40,229,175    $ 7,072,738
                                                              ============    ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  2,171,722    $   469,640
  Accrued liabilities.......................................     2,081,959      1,369,634
  Current portion of bank borrowings (Note 4)...............        66,963      1,100,553
  Deferred revenue..........................................     1,177,262        175,300
                                                              ------------    -----------
          Total current liabilities.........................     5,497,906      3,115,127
                                                              ------------    -----------
Bank borrowings (Note 4)....................................            --        442,277
                                                              ------------    -----------
          Total liabilities.................................     5,497,906      3,557,404
                                                              ------------    -----------
Commitments and contingencies (Note 8)
Stockholders' equity (Note 6):
  Preferred stock, 2,000,000 shares authorized; none issued
     or outstanding at December 31, 1997....................            --             --
  Convertible Series A, B and C Preferred stock, $.01 par
     value, 20,016,963 shares authorized, issued and
     outstanding at December 31, 1996, stated at liquidation
     preference.............................................            --     11,385,000
  Common stock, $.0001 par value, 45,000,000 shares
     authorized, 9,106,157 and 1,359,091, shares issued and
     outstanding as of December 31, 1997 and 1996,
     respectively...........................................           911            136
  Additional paid-in capital................................    46,191,190        141,543
  Accumulated deficit.......................................   (11,517,978)    (8,011,345)
  Cumulative translation adjustment.........................        57,146             --
                                                              ------------    -----------
          Total stockholders' equity........................    34,731,269      3,515,334
                                                              ------------    -----------
          Total liabilities and stockholders' equity........  $ 40,229,175    $ 7,072,738
                                                              ============    ===========

The accompanying notes to consolidated financial statements are an integral part of these
                            consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1997           1996           1995
                                                      -----------    -----------    -----------
Revenues (Notes 2 and 9):
  Software licenses.................................  $15,969,840    $ 3,382,464    $        --
  Services and maintenance..........................    6,675,602      3,762,223      1,270,600
                                                      -----------    -----------    -----------
          Total revenues............................   22,645,442      7,144,687      1,270,600
                                                      -----------    -----------    -----------
Cost of revenues:
  Cost of software licenses (Note 8)................      899,710      1,021,849             --
  Cost of services and maintenance..................    4,442,908      2,306,370        750,718
                                                      -----------    -----------    -----------
          Total cost of revenues....................    5,342,618      3,328,219        750,718
                                                      -----------    -----------    -----------
Gross profit........................................   17,302,824      3,816,468        519,882
                                                      -----------    -----------    -----------
Operating expenses:
  Sales and marketing...............................    8,823,830      4,424,554        548,912
  Research and development..........................    7,730,411      3,658,493      1,115,742
  General and administrative........................    2,334,185      1,466,594        345,389
  Charge for acquired in-process research and
     development....................................    2,600,000             --             --
  Amortization of intangibles.......................       65,836             --             --
                                                      -----------    -----------    -----------
          Total operating expenses..................   21,554,262      9,549,641      2,010,043
                                                      -----------    -----------    -----------
Loss from operations................................   (4,251,438)    (5,733,173)    (1,490,161)
Other income (expense), net.........................      744,805         60,855        (12,549)
                                                      -----------    -----------    -----------
Loss before provision for income taxes..............   (3,506,633)    (5,672,318)    (1,502,710)
Provision for income taxes..........................           --             --             --
                                                      -----------    -----------    -----------
Net loss............................................  $(3,506,633)   $(5,672,318)   $(1,502,710)
                                                      ===========    ===========    ===========
Net loss per common share, basic and diluted........  $      (.64)   $    (4 .19)   $    (1 .15)
                                                      ===========    ===========    ===========
Weighted average shares of common stock outstanding
  (Note 2)..........................................    5,479,151      1,353,276      1,308,997
                                                      ===========    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these
                            consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                            SERIES A, SERIES B AND
                                             SERIES C CONVERTIBLE
                                               PREFERRED STOCK           COMMON STOCK       ADDITIONAL
                                           ------------------------   -------------------     PAID-IN     ACCUMULATED
                                             SHARES       AMOUNT        SHARES     AMOUNT     CAPITAL       DEFICIT
                                           ----------   -----------   ----------   ------   -----------   ------------
BALANCES, December 31, 1994..............          --   $        --    2,222,222    $222    $       778   $  (719,194)
  Issuance of common stock to an employee
    in exchange for services.............          --            --      133,333      13         17,987            --
  Issuance of Series A convertible
    preferred stock ($0.218 per share) in
    May for cash of $1,000,000,
    cancellation of liabilities of
    $1,000,000 and the surrender of
    1,018,781 shares of common stock, net
    of issuance costs of $41,952.........   9,169,028     2,000,000   (1,018,781)   (102)          (356)      (41,494)
  Issuance of Series B convertible
    preferred stock ($0.303 per share) in
    September for cash of $1,875,000, net
    of issuance costs of $39,173.........   6,183,339     1,875,000           --      --             --       (39,173)
  Net loss...............................          --            --           --      --             --    (1,502,710)
                                           ----------   -----------   ----------    ----    -----------   ------------
BALANCES, December 31, 1995..............  15,352,367     3,875,000    1,336,774     133         18,409    (2,302,571)
  Issuance of Series C convertible
    preferred stock ($1.61 per share) in
    June for cash of $7,510,000, net of
    issuance costs of $36,456............   4,664,596     7,510,000           --      --             --       (36,456)
  Issuance of common stock to an employee
    in exchange for services.............          --            --       17,777       2         39,998            --
  Issuance of common stock upon exercise
    of stock options.....................          --            --        4,540       1         10,219            --
  Issuance of common stock options and
    warrants in exchange for services....          --            --           --      --         72,917            --
  Net loss...............................          --            --           --      --             --    (5,672,318)
                                           ----------   -----------   ----------    ----    -----------   ------------
BALANCES, December 31, 1996..............  20,016,963    11,385,000    1,359,091     136        141,543    (8,011,345)
  Issuance of common stock upon initial
    public offering net of issuance costs
    of $3,861,852........................          --            --    3,174,000     317     34,225,830            --
  Conversion of preferred stock --
    Series A.............................  (9,169,028)   (2,000,000)   2,037,561     204      1,999,796            --
    Series B.............................  (6,183,339)   (1,875,000)   1,374,074     137      1,874,863            --
    Series C.............................  (4,664,596)   (7,510,000)   1,036,574     104      7,509,896            --
  Issuance of common stock upon exercise
    of stock options.....................          --            --      124,857      13        439,262            --
  Cumulative translation adjustment......          --            --           --      --             --            --
  Net loss...............................          --            --           --      --             --    (3,506,633)
                                           ----------   -----------   ----------    ----    -----------   ------------
BALANCES, December 31, 1997..............          --   $        --    9,106,157    $911    $46,191,190   $(11,517,978)
                                           ==========   ===========   ==========    ====    ===========   ============


                                           CUMULATIVE
                                           TRANSLATION
                                           ADJUSTMENT       TOTAL
                                           -----------   -----------
BALANCES, December 31, 1994..............    $    --     $  (718,194)
  Issuance of common stock to an employee
    in exchange for services.............         --          18,000
  Issuance of Series A convertible
    preferred stock ($0.218 per share) in
    May for cash of $1,000,000,
    cancellation of liabilities of
    $1,000,000 and the surrender of
    1,018,781 shares of common stock, net
    of issuance costs of $41,952.........         --       1,958,048
  Issuance of Series B convertible
    preferred stock ($0.303 per share) in
    September for cash of $1,875,000, net
    of issuance costs of $39,173.........         --       1,835,827
  Net loss...............................         --      (1,502,710)
                                             -------     -----------
BALANCES, December 31, 1995..............         --       1,590,971
  Issuance of Series C convertible
    preferred stock ($1.61 per share) in
    June for cash of $7,510,000, net of
    issuance costs of $36,456............         --       7,473,544
  Issuance of common stock to an employee
    in exchange for services.............         --          40,000
  Issuance of common stock upon exercise
    of stock options.....................         --          10,220
  Issuance of common stock options and
    warrants in exchange for services....         --          72,917
  Net loss...............................         --      (5,672,318)
                                             -------     -----------
BALANCES, December 31, 1996..............         --       3,515,334
  Issuance of common stock upon initial
    public offering net of issuance costs
    of $3,861,852........................         --      34,226,147
  Conversion of preferred stock --
    Series A.............................         --              --
    Series B.............................         --              --
    Series C.............................         --              --
  Issuance of common stock upon exercise
    of stock options.....................         --         439,275
  Cumulative translation adjustment......     57,146          57,146
  Net loss...............................         --      (3,506,633)
                                             -------     -----------
BALANCES, December 31, 1997..............    $57,146     $34,731,269
                                             =======     ===========

The accompanying notes to consolidated financial statements are an integral part of these
                            consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                          1997           1996           1995
                                                      ------------    -----------    -----------
Cash flows from operating activities:
  Net loss..........................................  $ (3,506,633)   $(5,672,318)   $(1,502,710)
  Adjustments to reconcile net loss to net cash used
     in operating activities-
     Depreciation and amortization..................       701,636        324,182         80,344
     Charge for acquired in-process research and
       development..................................     2,600,000             --             --
     Issuance of common stock and common stock
       options for services.........................            --        126,417          4,500
     Loss on sale of property and equipment.........            --         16,943             --
     Changes in assets and liabilities --
       Accounts receivable, net.....................    (9,691,769)    (1,639,085)      (547,041)
       Prepaid expenses and other assets............    (1,030,195)      (303,759)        15,647
       Accounts payable.............................       980,815        309,870         97,959
       Accrued liabilities..........................       345,003      1,252,820        206,530
       Deferred revenue.............................       950,622        151,800         23,500
                                                      ------------    -----------    -----------
          Net cash used in operating activities.....    (8,650,521)    (5,433,130)    (1,621,271)
                                                      ------------    -----------    -----------
Cash flows from investing activities:
  Purchases of short-term investments...............   (15,573,617)      (500,000)      (102,532)
  Proceeds from sale of short-term investments......       500,000        102,532             --
  Business combinations, net of cash acquired.......    (2,800,000)            --             --
  Proceeds from sale of property and equipment......            --          5,654             --
  Purchases of property and equipment...............    (1,811,744)    (1,131,053)      (301,412)
                                                      ------------    -----------    -----------
          Net cash used in investing activities.....   (19,685,361)    (1,522,867)      (403,944)
                                                      ------------    -----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock............    38,527,274         10,220             --
  Common stock issuance costs.......................    (3,861,852)            --             --
  Proceeds from issuance of preferred stock.........            --      7,510,000      2,875,000
  Preferred stock issuance costs....................            --        (36,456)       (81,125)
  Proceeds from note payable to stockholder.........            --        104,709        250,200
  Payments on note payable stockholder..............            --       (422,867)       (10,879)
  Proceeds from notes payable to banks..............       609,807      2,545,116        415,000
  Principal payments on notes payable to banks......    (2,676,451)    (1,002,286)      (415,000)
                                                      ------------    -----------    -----------
          Net cash provided by financing
            activities..............................    32,598,778      8,708,436      3,033,196
                                                      ------------    -----------    -----------
Net increase in cash and cash equivalents...........     4,262,896      1,752,439      1,007,981
Cash and cash equivalents, beginning of period......     2,887,466      1,135,027        127,046
                                                      ------------    -----------    -----------
Cash and cash equivalents, end of period............  $  7,150,362    $ 2,887,466    $ 1,135,027
                                                      ============    ===========    ===========
Supplemental cash flow information:
  Cash paid during the year for --
     Interest.......................................  $     95,661    $    25,007    $    61,784
                                                      ============    ===========    ===========
     Taxes..........................................  $         --    $        --    $        --
                                                      ============    ===========    ===========
Supplemental disclosure of non-cash information:
  Conversion of preferred stock to common stock.....  $ 11,385,000    $        --    $        --
                                                      ============    ===========    ===========
  Issuance of common stock to employees in exchange
     for services...................................  $         --    $    40,000    $    18,000
                                                      ============    ===========    ===========
  Issuance of common stock options and warrants in
     exchange for services..........................  $         --    $    72,917    $        --
                                                      ============    ===========    ===========
  Issuance of preferred stock in exchange for common
     stock and cancellation of liabilities to
     stockholder....................................  $         --    $        --    $ 1,000,458
                                                      ============    ===========    ===========
  Conversion of accrued liabilities to debt.........  $         --    $        --    $   299,184
                                                      ============    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these
                            consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

(1) DESCRIPTION OF BUSINESS

     New Era of Networks, Inc. and its consolidated subsidiaries (the "Company") develops, markets and supports application integration software and provides application integration services. The Company's flagship product, NEONet, provides organizations with a structured software platform for the integration of disparate systems and applications across the enterprise, a process known as application integration. NEONet facilitates the rapid and efficient deployment and ongoing maintenance of application integration across the enterprise. NEONet supports a heterogeneous environment of hardware, operating systems, network and database platforms, permits organizations to leverage existing legacy systems, and accommodates the extension of the corporate information systems environment to new enterprise applications and to new computing paradigms such as the Internet/ intranet. The Company markets its software and related services primarily through its direct sales organization, complemented by other indirect sales channels including VARs, OEMs and international distributors.

     Effective June 4, 1996, the Company formed a wholly-owned foreign subsidiary, New Era of Networks Limited ("Limited"), incorporated in the United Kingdom. Effective September 1, 1997, the Company, through Limited, acquired all of the outstanding common stock of Menhir Limited ("Menhir"), a company incorporated in the United Kingdom. Menhir's principal operations include the development, marketing and support of Rapport, a leading contract and relationship management system for the banking and securities industry (see Note
3). Effective January 1, 1998, Menhir's operations were combined into Limited's organization.

  Liquidity and Capital Resources

     Since inception, the Company's capital requirements have been funded primarily through stockholder loans, private placements of convertible preferred stock and bank loans. Cumulative operating losses from inception through December 31, 1997, have been approximately $12.1 million, including approximately $4.2 million for the year ended December 31, 1997. Of the $4.2 million operating loss for the year ended December 31, 1997, $2.6 million represented a one time charge for in-process research and development technology due to the acquisition of Menhir.

  Initial Public Offering

     In June 1997, the Company completed its initial public offering ("IPO") and issued 2,760,000 shares of its common stock to the public at a price of $12.00 per share. The Company received approximately $29.7 million of cash, net of underwriting discounts, commissions and other offering costs. Upon completion of the offering, all outstanding shares of Series A, Series B, and Series C preferred stock (a total of 20,016,963 shares) were converted into 4,448,209 shares of common stock. In July 1997, the underwriters of the Company's IPO exercised their over-allotment option and purchased an additional 414,000 shares of common stock at $12.00 per share from the Company with net proceeds to the Company of approximately $4.6 million, net of offering costs.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company, Limited and Menhir. All significant intercompany transactions have been eliminated in consolidation.

  Foreign Currency Translation

     The functional currency of the Company's foreign subsidiaries is their local currency. Translation of balance sheet amounts to U.S. Dollars is based on the applicable exchange rate at each balance sheet date. Statement of operations and statement of cash flow amounts are translated at the average exchange rates for the period.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

     Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in income as unrealized (based on period end translation) or realized (upon settlement of the transactions). Unrealized transaction gains and losses applicable to permanent investments by the Company in its foreign subsidiaries are included as cumulative translation adjustments, and unrealized translation gains or losses applicable to short-term intercompany receivables from or payables to the Company and its foreign subsidiaries are included in income.

  Revenue Recognition

     The Company generates revenue from professional service arrangements, software license and software maintenance arrangements. Revenue from professional service arrangements is recognized on either a time and materials or progress-to-completion basis as the services are performed and amounts due from customers are deemed collectible and contractually nonrefundable. Revenues recognized under the progress-to-completion basis which have not yet been invoiced are recorded as unbilled revenues in the accompanying consolidated balance sheets. The Company recognizes license fee revenue when the licensed software has been delivered, customer acceptance has occurred, all significant Company obligations have been satisfied, payment is due within twelve months and the fee is fixed and determinable and deemed collectible. Software maintenance revenue related to software licenses is recognized ratably over the term of each maintenance arrangement.

     Amounts collected or billed prior to satisfying the above revenue recognition criteria are reflected as deferred revenue in the accompanying consolidated balance sheets. As of December 31, 1997 and 1996, deferred revenue was $1,177,262 and $175,300, respectively.

  Cost of Services and Maintenance

     Cost of services related to professional service arrangements and maintenance include the direct labor costs incurred plus a related overhead allocation.

  Research and Development

     Research and development costs are expensed as incurred and include salaries, supplies and other direct costs.

  Cash Equivalents and Short-Term Investments

     The Company invests certain of its excess cash in government and corporate debt instruments. All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The recorded amounts for cash equivalents and short-term investments approximate fair market value due to the short-term nature of these financial instruments.

  Property and Equipment, net

     Depreciation of property and equipment is computed on a straight-line basis over the following estimated useful lives:

Computer equipment and software...................    3 years
Furniture, fixtures and equipment.................  5-7 years
Leasehold improvements............................  2-4 years

     Depreciation expense was $633,200, $314,000 and $80,600 in 1997, 1996 and
1995, respectively.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

  Software Development Costs

     Under the criteria set forth in Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" capitalization of software development costs begins upon the establishment of technological feasibility of the product and ends when the product is ready for general release. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. The Company believes that costs incurred through December 31, 1996, which satisfy the above criteria were immaterial, and therefore no software development costs have been capitalized by the Company as of December 31, 1996. As of December 31, 1997, the Company has recorded approximately $460,000 allocated to purchased software in connection with the Menhir acquisition. These costs are being amortized on a straight-line basis over a three-year period. The Company recognized approximately $51,000 of amortization expense in 1997 related to such capitalized costs.

  Goodwill

     The Company recorded approximately $310,000 as goodwill in connection with the Menhir acquisition, which is being amortized on a straight-line basis over a seven-year period. The Company recognized approximately $15,000 in amortization expense in 1997 related to goodwill.

  Income Taxes

     The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the basis of assets and liabilities and amounts reported in the combined balance sheets. Deferred tax assets are also recognized for net operating loss and tax credit carryforwards. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment. Deferred tax assets are reduced by a valuation allowance based on an assessment of available evidence if deemed more likely than not that some or all of the deferred tax assets will not be realized (see
Note 5).

  Net Loss Per Common Share

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") as required, by retroactively restating loss per share amounts for all periods presented. Under SFAS 128, basic earnings
(loss) per share is determined by dividing net income (loss) from continuing operations available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted earnings per share includes the effects of potentially issuable common stock, but only if dilutive. The treasury stock method, using the average price of the Company's common stock for the period, is applied to determine dilution from options and warrants. The if-converted method is used for convertible securities. Because of reported losses, there are no differences between basic and diluted per share amounts for the Company for any of the years presented.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

Potentially dilutive securities excluded under SFAS 128 as antidilutive are as follows:

                                                          DECEMBER 31,
                                                ---------------------------------
                                                  1997        1996        1995
                                                ---------   ---------   ---------
Number of common shares issuable upon --
  Conversion of Series Preferred Stock (Note
  6)..........................................         --   4,448,209   3,411,635
  Exercise of outstanding stock options (Note
     6).......................................  2,103,358   1,377,106     248,229

     Loss per share amounts presented in the prospectus for the IPO and subsequent filings with the Securities and Exchanges Commission ("SEC") were determined on a pro forma basis as required by SEC Staff Accounting Bulletin No. 83 ("SAB No. 83"). Pro forma weighted average shares outstanding included effects of certain securities issued by the Company prior to its IPO, regardless of being antidilutive. In February 1998, SAB No. 83 was superceded by SAB No. 98 which effectively requires the Company to retroactively determine its loss per share amounts as described above.

     All Series Preferred Stock converted to common stock effective upon the Company's IPO. If the Series Preferred Stock were treated as equivalent shares of outstanding common stock from the date of issuance, and assuming the application of SAB No. 83, pro forma weighted average shares of common stock outstanding and pro forma loss per common share would be as follows:

                                                  1997        1996        1995
                                                ---------   ---------   ---------
Pro forma weighted average common shares......  7,663,907   5,789,382   3,621,830
Pro forma loss per common share...............       (.46)       (.98)       (.41)

  Concentration of Credit Risk

     The Company's accounts receivable as of December 31, 1997, are concentrated with certain customers in the financial services industry. During the years ended December 31, 1997 and 1996, the Company recognized approximately 72% and 81%, respectively, of its revenue from financial services industry clients (see
Note 8).

     Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company has a cash investment policy which restricts investments to ensure preservation of principal and maintenance of liquidity.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain reclassifications have been made in prior years' financial statements to conform to the 1997 presentation.

(3) BUSINESS COMBINATION

     Effective September 1, 1997, Limited acquired all of the outstanding capital stock of Menhir by means of a Share Purchase Agreement by and among Menhir, the shareholders of Menhir, and Limited (the "Purchase

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

Agreement"). The total purchase price of $2,800,000, plus fees and expenses of approximately $200,000, was paid in cash. The acquisition was accounted for under the purchase method of accounting and, accordingly, the operating results of Menhir have been included in the accompanying consolidated financial statements from the effective date of the acquisition.

     An independent valuation of Menhir's net assets was completed to assist in allocation of the purchase price. Approximately $2,600,000 of the purchase price represented the intangible value of in-process research and development projects that had not yet reached technological feasibility. The related technology had no alternative future use and will require substantial additional development by the Company. This amount was charged to operations in the quarter ended September 30, 1997. A portion of the purchase price was also assigned to marketable software products and goodwill which are being amortized on a straight-line basis over three and seven year periods, respectively. Menhir's other assets assumed in the transaction were valued at approximately $1,063,000 and liabilities assumed were approximately $1,433,000.

(4) NOTES PAYABLE

  Notes Payable to Banks

     On March 15, 1996, the Company signed a promissory note payable to a bank. As of December 31, 1996, $59,810 with interest at a fixed rate of 8.75% was outstanding under this note. The note was paid in full in 1997.

     During 1996, the Company entered into a loan and security agreement with a bank that provided for a revolving facility and an equipment facility. Borrowings of up to $2 million are available under the revolving facility and bear interest at the bank's prime rate plus 1/2% (8.75% at December 31, 1996). Borrowings up to $1 million at the bank's prime rate plus 1% (9.25% at December 31, 1996) can be made for the purchase or refinancing of qualified equipment under the equipment facility. As of December 31, 1996, borrowings outstanding included $1,006,438 under the revolving facility and $476,582 under the equipment facility. All outstanding borrowings were repaid during 1997 with proceeds from the Company's initial public offering.

     In connection with the loan and security agreement discussed above, the Company issued to the bank warrants which are exercisable through April 11, 2001, for the purchase of 6,901 shares of Company common stock for $7.245 per share.

(5) INCOME TAXES

     The Company was an S corporation for income tax purposes from inception through May 1995, and its taxable income or loss and tax credits for such period were included in the personal tax return of its stockholder. Items of taxable income and expense for subsequent periods are being reported in the corporate income tax returns of the Company. On a pro forma basis for the periods the Company was an S corporation the Company had no income taxes payable due to net losses incurred. At the date of termination of subchapter S status, the Company provided an allowance for the full amount of its net deferred tax assets. Therefore, the change in tax status had no effect on the financial statements of the Company at that date.

     The components of the Company's deferred tax assets and liabilities are as follows:

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1997           1996
                                                    -----------    -----------
Deferred tax assets:
  Allowance for bad debts.........................  $    89,000    $    57,800
  Trademark costs.................................       22,000         11,100
  Accrued vacation................................        7,700         31,600
  Tax credits carryforward........................      520,600        148,600
  Net operating loss carryforward.................    2,734,100      2,458,000
  Other...........................................        4,500         34,200
                                                    -----------    -----------
          Total deferred tax assets...............    3,377,900      2,741,300
Deferred tax liabilities:
  Depreciation....................................      (23,000)        (9,400)
                                                    -----------    -----------
          Total deferred tax liabilities..........      (23,000)        (9,400)
                                                    -----------    -----------
          Total net deferred tax assets...........    3,354,900      2,731,900
Valuation allowance...............................   (3,354,900)    (2,731,900)
                                                    -----------    -----------
Net deferred taxes................................  $        --    $        --
                                                    ===========    ===========

     The provision for income taxes includes the following for the years ended December 31, 1996 and 1997:

                                                        1997          1996
                                                      ---------    -----------
Current --
  Federal...........................................  $      --    $        --
  State.............................................         --             --
                                                      ---------    -----------
                                                             --             --
                                                      ---------    -----------
Deferred --
  Federal...........................................   (557,400)    (2,076,100)
  State.............................................    (65,600)      (177,900)
                                                      ---------    -----------
  Total deferred benefit............................   (623,000)    (2,254,000)
Increase in valuation allowance.....................    623,000      2,254,000
                                                      ---------    -----------
Total provision.....................................  $      --    $        --
                                                      =========    ===========

     The criteria for realization of net deferred tax assets are not currently satisfied because of the losses incurred by the Company from inception. Further, the Internal Revenue Code contains provisions which may limit the net operating loss carryforwards available for use in any given year upon the occurrence of certain events, including significant changes in ownership. Therefore, a valuation allowance for the entire net deferred tax asset has been established.

     As of December 31, 1997, the Company had net operating loss carryforwards available totaling approximately $7,102,000. These carryforwards expire beginning in 2010. The Company also has research and development tax credit carryforwards of approximately $520,600 expiring beginning in 2010.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

     The income tax provision (benefit) calculated using the federal statutory rate is different than the income tax provision (benefit) for financial reporting purposes as follows:

                                                       1997           1996
                                                    -----------    -----------
Income tax provision (benefit) at the federal
  statutory rate..................................  $(1,192,300)   $(1,928,600)
State income tax provision (benefit), net of
  federal tax effect..............................      (33,000)      (246,400)
Nondeductible expenses, including charge for
  acquired in process research and development in
  1997............................................      974,300         69,600
Increase in tax credit carryforwards..............     (372,000)      (148,600)
Change in valuation allowance.....................      623,000      2,254,000
                                                    -----------    -----------
Net provision (benefit) for income taxes..........  $        --    $        --
                                                    ===========    ===========

(6) STOCKHOLDERS' EQUITY

  Reverse Stock Split and Change in Authorized Shares

     On May 16, 1997, the Company's Board of Directors approved the amendment and restatement of the Company's certificate of incorporation to effect (i) a two-for-nine reverse split of the Company's common stock, (ii) an increase in the number of authorized shares of common stock to 45,000,000, (iii) the authorization of 2,000,000 shares of preferred stock undesignated as to series, and (iv) the establishment of a classified board of directors, effective upon the Company's initial public offering, pursuant to which the Board of Directors were divided into three classes having initial terms of one, two and three years, respectively, and subsequent terms of three years. The accompanying consolidated financial statements have been retroactively adjusted with respect to common stock to reflect the reverse stock split. Following approval of the stockholders of certain amendments to the Company's certificate of incorporation, the Series A, Series B, and Series C convertible preferred stock described below were converted into shares of common stock on the basis of nine preferred shares for two common shares upon closing of the Offering.

  Stock Options

     The Company's 1995 Stock Option Plan (the "1995 Plan"), as amended, provides for the grant of options to purchase up to an aggregate of 2,333,333 shares of common stock to employees and nonemployees; 133,333 shares are available for grants to nonemployees and consultants. Incentive stock options granted to employees have an exercise price equal to the fair market value of the underlying shares at the date of grant. The exercise price of nonqualified options granted to employees and consultants is determined by the Board of Directors. The term of all options granted may not exceed 10 years; options granted through 1997 have a term of five years. Options vest as determined by the Board, but generally vesting occurs as to one-sixth of the shares after one year, an additional one-third after two years and the remainder after three years from date of grant. If employment is terminated for any reason, vested options must be exercised within 60 days of termination or they are automatically cancelled.

  Statement of Financial Accounting Standards No. 123 ("SFAS 123")

     SFAS 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for employee stock options and similar equity instruments. However, SFAS 123 allows the continued measurement of compensation costs for such plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided that pro forma disclosures are made of net income or loss and net income or loss per share, assuming the fair value based method of SFAS 123 had been applied. The Company has elected to account for its stock-based compensation plans under APB 25.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

Accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during 1997, 1996 and 1995 using the Black-Scholes pricing model and the following weighted average assumptions:

                                               1997         1996         1995
                                             ---------    ---------    ---------
Risk-free interest rate....................      5.98%           6%         6.3%
Expected lives.............................  3.0 years    3.0 years    3.0 years
Expected volatility........................      49.5%          84%          84%
Expected dividend yield....................         0%           0%           0%

     To estimate expected lives of options for this valuation, it was assumed options will be exercised upon becoming fully vested at the end of three years. For the periods ended December 31, 1996 and 1995, all options were assumed to vest. During 1997, a forfeiture rate of 15% was assumed on all option grants. Cumulative compensation cost recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Because the Company's common stock was not publicly traded at December 31, 1996, the expected market volatility for 1996 was based on an average of five other companies deemed to have characteristics similar to the Company for periods subsequent to their IPO's. Actual volatility of the Company's common stock was used to calculate 1997 information. Fair value computations are highly sensitive to the volatility factor assumed in that the greater the volatility, the higher the computed fair value of options granted.

     The total fair value of options granted was computed to be approximately $5,575,000, $3,193,000 and $125,500 for the years ended December 31, 1997, 1996 and 1995, respectively. These amounts are amortized ratably over the vesting periods of the options. Pro forma stock-based compensation, net of the effect of forfeitures, was $1,138,781, $446,528 and $10,986 for 1997, 1996 and 1995,
respectively.

     If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net loss and pro forma net loss per common share would have been reported as follows:

                                                YEAR ENDED DECEMBER 31,
                                       -----------------------------------------
                                          1997           1996           1995
                                       -----------    -----------    -----------
Net loss --
  As reported........................  $(3,506,633)   $(5,672,318)   $(1,502,710)
  Pro forma..........................   (4,645,414)    (6,118,846)    (1,513,696)
Pro forma net loss per common
  share --
  As reported........................  $     (0.64)   $     (4.19)   $     (1.15)
  Pro forma..........................        (0.85)         (4.52)         (1.16)

     Weighted average shares used to calculate pro forma net loss per share were determined as described in Note 2, except in applying the treasury stock method to outstanding options, net proceeds assumed received upon exercise were increased by the amount of compensation cost attributable to future service periods and not yet recognized as pro forma expense.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

     A summary of the 1995 Plan for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                1997                   1996                  1995
                                        --------------------   --------------------   ------------------
                                                    WEIGHTED               WEIGHTED             WEIGHTED
                                                    AVERAGE                AVERAGE              AVERAGE
                                                    EXERCISE               EXERCISE             EXERCISE
           EMPLOYEE OPTIONS              OPTIONS     PRICE      OPTIONS     PRICE     OPTIONS    PRICE
           ----------------             ---------   --------   ---------   --------   -------   --------
Outstanding at beginning of year......  1,377,106    $4.92       248,229    $2.05          --    $  --
Granted...............................  1,231,571    11.70     1,238,038     5.34     261,295     2.05
Cancelled.............................   (381,790)    6.05      (107,953)    3.11     (13,066)    2.25
Exercised.............................   (124,862)    3.52        (1,208)    2.25          --       --
                                        ---------    -----     ---------    -----     -------    -----
Outstanding at end of year............  2,102,025    $8.68     1,377,106    $4.92     248,229    $2.05
                                        =========    =====     =========    =====     =======    =====
Exercisable at end of year............    206,736                 73,126                1,067
                                        =========              =========              =======

     The weighted average exercise prices and weighted average fair values of options granted during 1997, 1996 and 1995 are as follows:

                                                   1997                           1996                           1995
                                       ----------------------------   ----------------------------   ----------------------------
                                       NUMBER OF   FAIR    EXERCISE   NUMBER OF   FAIR    EXERCISE   NUMBER OF   FAIR    EXERCISE
                                        OPTIONS    VALUE    PRICE      OPTIONS    VALUE    PRICE      OPTIONS    VALUE    PRICE
                                       ---------   -----   --------   ---------   -----   --------   ---------   -----   --------
Exercise price equal to market
  price..............................  1,081,571   $4.57    $11.64     466,605    $4.17    $7.25       54,962    $0.78    $1.35
Exercise price greater than market
  price..............................   150,000     2.74     12.10     771,433     1.52     4.17      206,333     0.44     2.25
                                       ---------                      ---------                       -------
                                       1,231,571                      1,238,038                       261,295
                                       =========                      =========                       =======

     The following table summarizes information about the employee stock options outstanding and exercisable at December 31, 1997:

                            OPTIONS OUTSTANDING
                 -----------------------------------------     OPTIONS EXERCISABLE
                   NUMBER OF        WEIGHTED                 -----------------------
                    OPTIONS          AVERAGE      WEIGHTED      NUMBER      WEIGHTED
                 OUTSTANDING AT     REMAINING     AVERAGE    EXERCISABLE    AVERAGE
   RANGE OF       DECEMBER 31,     CONTRACTUAL    EXERCISE   DECEMBER 31,   EXERCISE
EXERCISE PRICES       1997        LIFE IN YEARS    PRICE         1997        PRICE
---------------  --------------   -------------   --------   ------------   --------
$ 2.25 - $ 2.25      496,535           3.1         $ 2.25      108,250       $ 2.25
  4.50 -   4.50        8,662           3.1           4.50        8,662         4.50
  7.25 -   9.00      720,922           4.0           8.31       86,603         7.94
 11.25 -  16.75      875,006           4.8          12.68        3,221        11.48
 17.50 -  17.50          900           4.5          17.50           --
---------------    ---------           ---         ------      -------       ------
$ 2.25 - $17.50    2,102,025           4.1         $ 8.68      206,736       $ 4.87
                   =========                                   =======

  Non-employee Options

     The Company has granted stock options to non-employees for 17,579 shares at a weighted average exercise price of $4.35 per share (range of $2.25 to $14.63) and has recognized cost of $72,917 related to these options based on the value of the services received. During 1997 and 1996, 1,333 and 3,333 options to purchase common stock were exercised at $11.25 and $2.25 per share, respectively. At December 31, 1997, 12,913 options remained outstanding and exercisable at a weighted average exercise price of $11.84 per share. The accounting for these options is the same under APB 25 and SFAS 123.

  Director Plan

     The Company has adopted an option plan during 1997 for certain of its directors. The Director Plan provides for the automatic grant to each non-employee director, on the day following the annual shareholder meeting of

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

each year, of an option to purchase 5,000 shares of the Company's common stock at an exercise price equal to the fair market value of the common stock on the date of grant. In addition, each new non-employee director joining the Board of Directors after the Company's initial public offering will automatically be granted an option to purchase 16,666 shares of the Company's common stock at an exercise price equal to the fair market value at date of grant. The Board of Directors has reserved an aggregate of 100,000 shares for issuance under the Director Plan.

  Employee Stock Purchase Plan

     The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's eligible compensation or, for the initial plan period, (July 1, 1997 through January 31, 1998), 20% of eligible compensation at a price equal to 85% of the lower of the fair market value of the common stock on the first or last day of the plan period. The Purchase Plan will terminate in ten years. The Board of Directors has reserved an aggregate of 216,666 shares of common stock for issuance under the Purchase Plan.

  Preferred Stock

     In May 1995, the Company issued 9,169,028 shares of $.01 par value Series A Convertible Preferred Stock ("Series A"). One of the purchasers, the Company's previous sole stockholder, paid $500,000 cash, cancelled a $1,000,000 note payable due him from the Company, and surrendered 1,018,781 shares of Company common stock in exchange for 6,876,771 shares of Series A. The remaining 2,292,257 shares of Series A were purchased for $500,000 cash by an unrelated entity.

     In September 1995, the Company issued 6,183,339 shares of $.01 par value Series B Convertible Preferred Stock ("Series B") for $1,875,000 cash in a private placement transaction.

     In June 1996, the Company issued 4,664,596 shares of $.01 par value Series C Convertible Preferred Stock ("Series C") for $7,510,000 cash in another private placement transaction.

     The Series A, B and C Preferred Stock automatically converted to common stock upon closing of the Company's initial public offering.

(7) RELATED PARTY TRANSACTIONS

     A company owned by the Company's chief executive officer and relatives provides air transportation service for the Company. Total expenses incurred during the years 1997, 1996 and 1995 for services rendered by this related party was $56,940, $0 and $84,506, respectively.

  Note Receivable from Employee

     On August 1, 1996, the Company entered into an employment agreement whereby the Company issued a revolving line of credit to an employee. Under this agreement, the employee may borrow up to $170,000, interest accrues at the prime interest rate, and borrowings are secured by the employee's stock options in the Company. The agreement matures on January 1, 2008, and interest is payable on a quarterly basis. Amounts outstanding under this agreement at January 1, 1999 will be payable in equal monthly installments through the maturity date. The amount outstanding under this agreement at December 31, 1997 and 1996 was $150,000, and $50,000, respectively.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

(8) COMMITMENTS AND CONTINGENCIES

  Cost of Software Licenses

     Cost of software licenses represents royalties payable to a customer under the terms of a software development agreement. The customer was also a holder of the Company's Series C preferred stock. The agreement granted the commercial rights to the developed software to the Company. The Company paid the customer a royalty of 30% of all license, maintenance, support and upgrade fees derived from the software on a quarterly basis, subject to a cumulative maximum of $1,900,000. In 1997, the agreement was amended to adjust the royalty percentage to 10%. Effective January 1, 1997, the Company began accruing the royalty at 10% and continued at this rate until the cumulative maximum was reached. Royalties for the year ended December 31, 1997 were approximately $899,000 and were paid during 1997.

  Operating Leases

     The Company leases its administrative offices, research facilities and certain equipment under noncancellable operating lease agreements. Rent expense under these leases for the years ended December 31, 1997, 1996 and 1995 was $650,252, $357,401, and $81,680, respectively. The following is a schedule of future minimum lease payments for the years ending December 31:

1998.............................  $1,147,929
1999.............................     873,547
2000.............................     289,156
2001.............................     153,230
2002.............................     151,078
Thereafter.......................     906,471
                                   ----------
                                   $3,521,411
                                   ==========

  Known Claims

     As is common in the software industry, the Company from time to time receives notices from third parties claiming infringement by the Company's products of third party proprietary rights. On July 1, 1996, the Company was notified that the Company's products may infringe the proprietary rights of New Paradigm, an application integration software company. New Paradigm alleged that the Company's NEONet Formatter module will infringe certain patent claims set forth in an application filed in both the United States and Europe.

     The Company does not believe that such allegations have merit and, if pursued by New Paradigm, the Company intends to vigorously defend such claims. The Company is also aware that a number of other organizations are currently using the names Neon, New Era and NEONet as either a trademark or tradename or both. In particular, the Company has received notices from NEON Systems, Inc. and Neon Software, Inc. alleging that the Company's use of NEON as a tradename and/or trademark violates such respective companies' proprietary rights. As of January 17, 1997, the Company has received no actual claims and currently does not believe that the notices it has received will give rise to valid claims. It is impossible for the Company to currently estimate the magnitude of the financial impact, if any, these existing allegations might have on the Company's business, financial condition, or results of operations.

                           NEW ERA OF NETWORKS, INC.

                               DECEMBER 31, 1997

(9) MAJOR CUSTOMERS

     Various customers accounted for more than 10% of total revenue for the years ended December 31, 1997, 1996 and 1995, as follows:

CUSTOMER                                                 1997    1996    1995
--------                                                 ----    ----    ----
JP Morgan Bank.........................................  14%     14%     N/A
Merrill Lynch, Pierce, Fenner & Smith, Inc.............  N/A     22%     69%
ADP Financial Information..............................  N/A     16%     N/A
SunGard Financial Systems..............................  N/A     13%     N/A
Ingalls Health System..................................  N/A     N/A     13%

(10) OTHER ASSETS, NET AND OTHER INCOME (EXPENSE), NET

     Other assets, net consists of the following:

                                                            DECEMBER 31,
                                                       ----------------------
                                                          1997         1996
                                                       ----------    --------
Notes receivable.....................................  $  160,000    $ 75,900
Prepaids.............................................     222,704      34,502
Deposits.............................................     105,276      71,093
Goodwill, net........................................     295,240          --
Marketable software products, net (Notes 2 and 3)....     408,892          --
Other................................................     136,547      62,921
                                                       ----------    --------
                                                       $1,328,659    $244,416
                                                       ==========    ========

     Other income (expense), net consists of the following:

                                                  YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                                1997        1996        1995
                                              --------    --------    --------
Interest income.............................  $867,156    $123,172    $ 38,557
Interest expense............................   (82,434)    (50,640)    (51,106)
Other.......................................   (39,917)    (11,677)         --
                                              --------    --------    --------
                                              $744,805    $ 60,855    $(12,549)
                                              ========    ========    ========

                           NEW ERA OF NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                               THREE MONTHS
                                                                  ENDED           YEAR ENDED
                                                              MARCH 31, 1998   DECEMBER 31, 1997
                                                              --------------   -----------------
                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $  6,486,784      $  7,150,362
  Short-term investments....................................     14,544,993        15,573,617
  Accounts receivable, net of an allowance for uncollectible
     accounts of $300,000...................................     12,088,479        11,072,850
  Unbilled revenue..........................................      1,870,397         1,667,456
  Prepaid expenses and other................................      1,328,325         1,020,394
                                                               ------------      ------------
          Total current assets..............................     36,318,978        36,484,679
                                                               ------------      ------------
Property and equipment:
  Computer equipment and software...........................      3,329,054         2,725,144
  Furniture, fixtures and equipment.........................        850,929           640,218
  Leasehold improvements....................................        264,240            86,563
                                                               ------------      ------------
                                                                  4,444,223         3,451,925
  Less -- accumulated depreciation..........................     (1,251,160)       (1,036,088)
                                                               ------------      ------------
  Property and equipment, net...............................      3,193,063         2,415,837
                                                               ------------      ------------
Other assets, net...........................................      1,333,787         1,328,659
                                                               ------------      ------------
          Total assets......................................   $ 40,845,827      $ 40,229,175
                                                               ============      ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................   $  1,672,905      $  2,171,722
  Accrued liabilities.......................................      1,647,795         2,081,959
  Current portion of bank borrowings........................         49,766            66,963
  Deferred revenue..........................................      1,121,460         1,177,262
                                                               ------------      ------------
          Total liabilities.................................      4,491,926         5,497,906
                                                               ------------      ------------
Stockholders' equity:
  Common stock, $.0001 par value, 45,000,000 shares
     authorized; 9,213,666 and 9,106,157 shares issued and
     outstanding, respectively..............................            921               911
  Additional paid-in capital................................     47,032,666        46,191,190
  Accumulated deficit.......................................    (10,725,600)      (11,517,978)
  Cumulative translation adjustment.........................         45,914            57,146
                                                               ------------      ------------
          Total stockholders' equity........................     36,353,901        34,731,269
                                                               ------------      ------------
          Total liabilities and stockholders' equity........   $ 40,845,827      $ 40,229,175
                                                               ============      ============

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 1998           1997
                                                              -----------    ----------
Revenues:
  Software licenses.........................................  $ 6,572,634    $2,447,410
  Services and maintenance..................................    3,009,489     1,226,438
                                                              -----------    ----------
          Total revenues....................................    9,582,123     3,673,848
Cost of revenues:
  Cost of software licenses.................................      222,000       249,806
  Cost of services and maintenance..........................    1,526,458       800,157
                                                              -----------    ----------
          Total cost of revenues............................    1,748,458     1,049,963
                                                              -----------    ----------
Gross profit................................................    7,833,665     2,623,885
Operating expenses:
  Sales and marketing.......................................    3,605,521     1,690,082
  Research and development..................................    2,691,047     1,222,464
  General and administrative................................      991,464       494,636
  Amortization of intangibles...............................       49,377            --
                                                              -----------    ----------
          Total operating expenses..........................    7,337,409     3,407,182
                                                              -----------    ----------
Income (loss) from operations...............................      496,256      (783,297)
Other income (expense), net.................................      296,122        (1,103)
                                                              -----------    ----------
Income (loss) before provision for income taxes.............      792,378      (784,400)
Provision for income taxes..................................           --            --
                                                              -----------    ----------
Net income (loss)...........................................  $   792,378    $ (784,400)
                                                              ===========    ==========
Net income (loss) per common share, basic...................  $      0.09    $    (0.57)
                                                              ===========    ==========
Net income (loss) per common share, diluted.................  $      0.08    $    (0.57)
                                                              ===========    ==========
Weighted average shares of common stock outstanding,
  basic.....................................................    9,154,642     1,375,606
                                                              ===========    ==========
Weighted average shares of common stock outstanding,
  diluted...................................................   10,166,297     1,375,606
                                                              ===========    ==========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
Cash flows from operating activities:
  Net income (loss).........................................  $   792,378    $  (784,400)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities --
     Depreciation and amortization..........................      263,837        121,893
     Changes in assets and liabilities --
       Accounts receivable, net.............................   (1,025,237)    (1,173,369)
       Unbilled revenue.....................................     (203,949)      (253,750)
       Prepaid expenses and other...........................     (311,612)       (68,297)
       Other assets, net....................................      (59,785)        37,886
       Accounts payable.....................................     (502,226)       365,272
       Accrued liabilities..................................       62,030        127,760
       Deferred revenue.....................................      (55,821)        90,000
                                                              -----------    -----------
          Net cash used in operating activities.............   (1,040,385)    (1,537,005)
                                                              -----------    -----------
Cash flows from investing activities:
  Proceeds from sale of short-term investments..............    1,028,624             --
  Purchase of property and equipment........................     (992,296)      (202,629)
                                                              -----------    -----------
          Net cash used in investing activities.............       36,328       (202,629)
                                                              -----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................      345,323        101,798
  Common stock issuance costs...............................           --             --
  Proceeds from issuance of preferred stock.................           --             --
  Preferred stock from issuance costs.......................           --             --
  Principal payments on notes payable to banks..............      (16,886)        (1,935)
  Payment of deferred offering costs........................           --       (106,929)
                                                              -----------    -----------
          Net cash provided (used in) by financing
            activities......................................      328,437         (7,066)
                                                              -----------    -----------
Effect of exchange rate on cash.............................       12,042             --
Net increase in cash and cash equivalents...................     (663,578)    (1,746,700)
Cash and cash equivalents, beginning of period..............    7,150,362      3,387,466
                                                              -----------    -----------
Cash and cash equivalents, end of period....................  $ 6,486,784    $ 1,640,766
                                                              ===========    ===========
Supplemental disclosures of noncash transactions:
  Accrued deferred offering costs...........................  $     1,300    $   402,000
                                                              ===========    ===========
  Common stock issued under employee stock purchase plan....  $   496,164    $         0
                                                              ===========    ===========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                           NEW ERA OF NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1998
                                  (UNAUDITED)

1. BASIS OF PRESENTATION.

     The accompanying consolidated interim financial statements have been prepared by New Era of Networks, Inc. (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the Company's audited consolidated financial statements as included in the Company's Registration Statement on Form S-1 and on Form 10-K and related Prospectus dated June 18, 1997. The consolidated results of operations for the three months ended March 31, 1998, are not necessarily indicative of the results to be expected for any subsequent period or for the entire fiscal year ending December 31, 1998.

     The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the periods presented. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET INCOME (LOSS) PER COMMON SHARE.

     The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") as required, by retroactively restating loss per share amounts for all periods presented. Under SFAS 128, basic earnings
(loss) per common share is determined by dividing net income (loss) from continuing operations available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted earnings per common share includes the effects of potentially issuable common stock, but only if dilutive. The treasury stock method, using the average price of the Company's Common Stock for the period, is applied to determine dilution from options and warrants. The if-converted method is used for convertible securities.

     Loss per share amounts presented in the prospectus for the IPO and subsequent filings with the Securities and Exchange Commission ("SEC") were determined on a pro forma basis as required by SEC Staff Accounting Bulletin No. 83 ("SAB No. 83"). Pro forma weighted average shares outstanding included effects of certain securities issued by the Company prior to its IPO, regardless of being antidilutive. In February 1998, SAB No. 83 was superceded by SAB No. 98 which effectively required the Company to retroactively restate its loss per common share.

                           NEW ERA OF NETWORKS, INC.

3. COMPREHENSIVE INCOME.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"). The purpose of SFAS 130 is to report a measure of all changes in equity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. The only item of other comprehensive income reported by the Company is the cumulative translation adjustment. The Company's comprehensive income for the three months ended March 31, 1998 and 1997 was as follows:

                                                                THREE MONTHS ENDED
                                                              ----------------------
                                                              MARCH 31,    MARCH 31,
                                                                1998         1997
                                                              ---------    ---------
Net income (loss) for the period............................  $792,378     $(784,400)
Change in cumulative translation adjustment.................   (11,232)           --
                                                              --------     ---------
Comprehensive income (loss).................................  $781,146     $(784,400)
                                                              ========     =========

Inside Back Cover - Middle

     Text which reads "INTEGRATING THE WORLD OF APPLICATIONS" with such text being superimposed over an artist's depiction of the planet Earth.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.

                          ---------------------------

                               Table of Contents

                                             Page
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    6
Use of Proceeds............................   15
Dividend Policy............................   15
Capitalization.............................   16
Dilution...................................   17
Selected Consolidated Financial Data.......   18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   19
Business...................................   28
Management.................................   42
Certain Transactions.......................   50
Principal and Selling Stockholders.........   51
Description of Capital Stock...............   53
Shares Eligible for Future Sale............   55
Underwriting...............................   57
Legal Matters..............................   58
Experts....................................   58
Additional Information.....................   58
Index to Consolidated Financial
  Statements...............................  F-1

                                3,000,000 Shares

                                  [NEON LOGO]

                                  Common Stock

                         -----------------------------
                                   PROSPECTUS
                                  May 20, 1998
                         ------------------------------
                                 UBS SECURITIES

                          SBC WARBURG DILLON READ INC.

                                COWEN & COMPANY

                        SOUNDVIEW FINANCIAL GROUP, INC.

                          VOLPE BROWN WHELAN & COMPANY